Exhibit 99.2

(A free translation of the original in Portuguese)

Gerdau S.A.

Report of Independent Accountants

on Limited Reviews of Quarterly

Information (ITR)

April 25, 2003

Gerdau S.A.

June 30, 2004

(A free translation of the original in Portuguese)

Report of Independent Accountants

on Limited Reviews

To the Management and Shareholders Gerdau S.A.

1                                         We have carried out limited reviews of the Quarterly Information (ITR) of Gerdau S.A. and its subsidiaries for the quarters and periods ended June 30 and March 31, 2004 and June 30, 2003. This information is the responsibility of the Company’s management.

2                                         Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3                                         Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

2

4                                         Our reviews were conducted in order to issue a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows, presented to provide additional information on the Company, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our review, we are not aware of any material modifications that should be made for it to be properly presented, in all material respects, in relation to the Quarterly Information (ITR) taken as a whole.

Rio de Janeiro, August 2, 2004.

PricewaterhouseCoopers	Carlos Alberto de Sousa
Auditores Independentes	Contador CRC 1RJ056561/O-0
CRC 2SP000160/O-5 “F” RJ

3

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) Commercial, Industrial and other companies	Unaudited Corporate Legislation 6/30/2004

REGISTRATION WITH CVM DOES NOT IMPLY ANY APPROVAL OF THE COMPANY. THE ACCURACY OF THE INFORMATION IS THE RESPONSIBILITY OF COMPANY MANAGEMENT.

01.01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - General Taxpayers’ Registration (CNPJ)
00398-0	Gerdau S.A.	33.611.500/0001-19
4 - Register Inscription Number – NIRE
33300032266

01.02 - HEAD OFFICE
1 – FULL ADDRESS	2 - SUBURB OR DISTRICT
Av. João XXIII, 6777	Sta. Cruz
3 - ZIP CODE	4 - MUNICIPALITY		5 – STATE
23560-900	Rio de Janeiro		RJ
6 – AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 – TELEPHONE	10 - TELEX
051	3323-2000	-	-
11 - AREA CODE	12 - FAX	13 - FAX	14 – FAX
051	3323-2281	-	-
15 - E-MAIL
inform@gerdau.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)
1 - NAME			2 – ADDRESS
Osvaldo Burgos Schirmer			Av. Farrapos, 1811
3 - SUBURB OR DISTRICT	4 - ZIP CODE	5 - MUNICIPALITY	6 - STATE
Floresta	90220-005	Porto Alegre	RS
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 – TELEPHONE	10 - TELEX
051	3323-2000	-	-
11 - AREA CODE	12 – FAX	13 - FAX	14 - FAX
051	3323-2281	-	-
15 – E-MAIL
inform@gerdau.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS
CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-NUMBER	4-BEGINNING	5-END	6-NUMBER	7-BEGINNING	8-END
1/1/2004	12/31/2004	2	4/1/2004	6/30/2004	1	1/1/2004	3/31/2004
9 - NAME OF INDEPENDENT ACCOUNTANTS						10 - CODE CVM
PricewaterhouseCoopers Auditores Independentes						00287-9
11 - NAME OF RESPONSIBLE ACCOUNTANT						12 - TAXPAYER ID NO. OF RESP. ACCOUNTANT
Carlos Alberto Sousa						724.687.697-91

01.05 - CAPITAL COMPOSITION

NUMBER	1 - CURRENT QUARTER 6/30/2004	2 - PRIOR QUARTER 3/31/2004	3 - SAME QUARTER PRIOR YEAR 6/30/2003
(THOUSANDS)
Subscribed Capital
1 - Common	102,936	51,468	51,468
2 - Preferred	193,772	96,886	96,886
3 - Total	296,708	148,354	148,354
Treasury Stock
4 - Common	0	0	0
5 - Preferred	1,573	786	0
6 - Total	1,573	786	0

01.06 - CHARACTERISTICS OF THE COMPANY
1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - SITUATION
Operating
3 - SHARE CONTROL NATURE
Private National
4 - ACTIVITY CODE
134 – Administration and Investment Company
5 - MAIN ACTIVITY
Investment and administration
6 – CONSOLIDATION TYPE
Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
1-ITEM	2 - CNPJ	3-NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Board Meeting	4/29/2004	Interest on capital	5/18/2004	Common	0.6400000000
02	Board Meeting	4/29/2004	Interest on capital	5/18/2004	Preferred	0.6400000000
03	Board Meeting	6/30/2004	Dividends	8/17/2004	Common	0.2900000000
04	Board Meeting	6/30/2004	Dividends	8/17/2004	Preferred	0.2900000000
05	Board Meeting	6/30/2004	Interest on capital	8/17/2004	Common	0.3600000000
06	Board Meeting	6/30/2004	Interest on capital	8/17/2004	Preferred	0.3600000000

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - SUBSCRIBED CAPITAL	4 - CHANGE AMOUNT	5 - NATURE OF CHANGE	6 - NUMBER OF SHARES ISSUED	7 - SHARE PRICE ON ISSUE DATE
		(Thousands of reais)	(Thousands of reais)		(Thousand)	(Reais)
01	4/29/2004	3,471,312	1,735,656	Revenue reserve	148,354	11.6994219600

01.10 – INVESTOR RELATIONS OFFICER
1 – DATE	2 – SIGNATURE
8/3/2004

02.01 - Balance Sheet - Assets (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 - 6/30/2004	4 – 3/31/2004
1	Total assets	5,692,395	5,185,356
1.01	Current assets	273,916	275,303
1.01.01	Cash and banks	1,870	44
1.01.02	Credits	90,507	192,422
1.01.02.01	Trade accounts receivable	0	0
1.01.02.03	Tax credits	3,977	2,940
1.01.02.05	Marketable securities	86,530	189,482
1.01.03	Inventories	0	0
1.01.03.01	Finished products	0	0
1.01.03.02	Work in process	0	0
1.01.03.03	Raw materials	0	0
1.01.03.04	Warehouse materials	0	0
1.01.03.05	Advances to suppliers	0	0
1.01.04	Other	181,539	82,837
1.01.04.01	Other accounts receivable	216	1,220
1.01.04.02	Deferred income tax and social contribution	0	0
1.01.04.03	Dividends receivable	181,323	81,617
1.02	Long-term receivables	94,371	74,715
1.02.01	Sundry credits	8,908	8,908
1.02.01.01	Eletrobrás loans	8,908	8,908
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	85,463	65,807
1.02.03.01	Judicial deposits and other	25,485	25,503
1.02.03.02	Credits from swap transactions	0	0
1.02.03.03	Deferred income tax and social contribution	59,978	40,304
1.03	Permanent assets	5,324,108	4,835,338
1.03.01	Investments	5,324,108	4,835,338
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	5,324,065	4,835,295
1.03.01.03	Other	43	43
1.03.02	Fixed assets	0	0
1.03.02.01	Land, buildings and structures	0	0
1.03.02.02	Machinery, equipment and installations	0	0
1.03.02.03	Furniture and fixtures	0	0
1.03.02.04	Vehicles	0	0
1.03.02.05	Electronic data equipment	0	0
1.03.02.06	Construction in progress	0	0
1.03.02.07	Forestation/reforestation	0	0
1.03.02.08	Accumulated depreciation	0	0
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Shareholders’ Equity (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 - 6/30/2004	4 – 3/31/2004
2	Total liabilities and shareholders’ equity	5,692,395	5,185,356
2.01	Current liabilities	345,027	388,439
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, charges and contributions	16,770	17,191
2.01.05	Dividends payable	178,509	82,614
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	145,685	285,282
2.01.08	Other	4,063	3,352
2.01.08.01	Salaries payable	640	421
2.01.08.02	Other payables	3,423	2,931
2.01.08.03	Deferred income tax and social contribution	0	0
2.02	Long-term liabilities	407,527	408,041
2.02.01	Loans and financing	0	0
2.02.01.01	Local financing	0	0
2.02.01.02	Foreign financing	0	0
2.02.02	Debentures	245,702	249,787
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	0	0
2.02.05	Other	161,825	158,254
2.02.05.01	Provision for contingencies	95,097	95,021
2.02.05.02	Deferred income tax and social contribution	66,728	59,833
2.02.05.03	Other payables	0	3,400
2.02.05.04	Benefits to employees	0	0
2.03	Deferred income	0	0
2.05	Shareholders’ equity	4,939,841	4,388,876
2.05.01	Paid-up capital	3,471,312	1,735,656
2.05.02	Capital reserves	376,672	376,672
2.05.02.01	Capital restatement	0	0
2.05.02.02	Investment subsidies	342,909	342,909
2.05.02.03	Special reserve – Law 8200/91	21,488	21,488
2.05.02.04	Other	12,275	12,275
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies’ assets	0	0
2.05.04	Revenue reserves	253,375	1,989,031
2.05.04.01	Legal	184,429	184,429
2.05.04.02	Statutory	68,946	1,804,602
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated losses	838,482	287,517

03.01 - Statement of Income (R$ thousands)

Code	Description	3 - 4/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 4/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.01	Gross sales and/or services	0	0	1,580,780	3,107,712
3.02	Deductions	0	0	(317,852)	(631,536)
3.02.01	Taxes on sales	0	0	(279,430)	(553,281)
3.02.02	Freight and discounts	0	0	(38,422)	(78,255)
3.03	Net sales and/or services	0	0	1,262,928	2,476,176
3.04	Cost of sales and/or services rendered	0	0	(811,406)	(1,525,823)
3.05	Gross profit	0	0	451,522	950,353
3.06	Operating expenses/income	725,706	1,099,643	(205,763)	(379,365)
3.06.01	Selling expenses	0	0	(87,156)	(158,178)
3.06.02	General and administrative expenses	(11,802)	(21,117)	(81,205)	(165,532)
3.06.03	Financial	(7,770)	(4,653)	(118,379)	(167,112)
3.06.03.01	Financial income	11,183	23,473	13,703	37,568
3.06.03.02	Financial expenses	(18,953)	(28,126)	(132,082)	(204,680)
3.06.04	Other operating income	353	1,047	5,227	6,865
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries and associated companies	744,925	1,124,366	75,750	104,592
3.07	Operating profit	725,706	1,099,643	245,759	570,988
3.08	Non-operating results	0	0	(4,663)	(5,269)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	(4,663)	(5,269)
3.09	Income before taxes and participations	725,706	1,099,643	241,096	565,719
3.10	Provision for income tax and social contribution	1	1	(39,004)	(95,622)
3.11	Deferred income tax	17,370	25,686	1,270	(16,296)
3.12	Statutory participations and contributions	(274)	(568)	(4,488)	(9,026)
3.12.01	Participations	(274)	(568)	(4,488)	(9,026)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income/loss for the period	742,803	1,124,762	198,874	444,775
	Number of shares (thousands), excluding treasury stock	295,135	295,135	148,354	148,354
	Net income per share	2.51682	3.81101	1.34054	2.99807
	Loss per share

04.01 – Notes to the Quarterly Information

All amounts in thousands of reais unless otherwise indicated

NOTE 1 -               OPERATIONS

Gerdau S.A. is a company of the Gerdau Group dedicated mainly to the production of common and special steel rods and to the selling of general steel products (flat and rods), through plants located in Brazil, Uruguay, Chile, Canada, Argentina and the United States of America.

The Gerdau Group has an installed capacity of 14.7 million metric tons of coarse steel per year, producing steel in electrical furnaces, from scrap and pig iron acquired, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steel. It is the largest scrap recycling company in Latin America and it is among the largest recycling companies in the world.

The industrial sector is the Company’s most important market, where manufacturers of consumer goods such as vehicles and household and commercial appliances, basically use profiled steel in the various specifications available. The next most important market is the civil construction sector, which demands a high volume of rods and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

NOTE 2 -               PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared in conformity with accounting practices adopted in Brazil, together with the rules established by the Brazilian Securities Commission (CVM).

NOTE 3 -               SIGNIFICANT ACCOUNTING PRACTICES

a)         Cash and banks and financial investments – financial investments are recorded in marketable securities, at cost plus income accrued up to the date of the Quarterly Information, using the interest rates agreed with the financial institutions, and do not exceed the market value;

b)         Customers – are stated at realizable values, and trade accounts receivable from foreign customers are adjusted based on exchange rates effective at the date of the Quarterly Information. The provision for credit risks was calculated based on a credit risk analysis, which included the history of losses, the individual situation of customers and the economic group to which they belong, the collateral and guarantees and the legal advisors’ opinion, and is considered sufficient to cover expected losses on amounts receivable;

c)              Inventories – are stated at the lower of market value and average production or purchase cost;

d)              Investments in subsidiaries – are accounted for using the equity method. The result of the equity adjustment is recorded in an operating results account;

e)                  Fixed assets – are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis, at rates which take into consideration the estimated useful lives of assets. Interest on financing used to finance construction in progress is added to the cost of construction;

f)                    Deferred charges – amortization is calculated on the straight-line basis, at rates determined based on the actual production of the implemented projects in relation to their installed capacities;

g)                 Financing – is stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts that are linked to the loan agreements are classified together with the related loans;

h)                 Income tax and social contribution -  current and deferred income tax and social contribution are calculated in accordance with the legislation in force;

i)                Other current and long-term assets and liabilities – are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation readjustments (liabilities), when applicable;

j)                    Translation of foreign currency balances – the criterion used for asset and liability balances in foreign currency is the translation to local currency (R$) at the foreign exchange rate in effect at the date of the closing of the Quarterly Information (June 30, 2004 - US$ 1.00 = R$ 3.1075 and March 31, 2004 – US$ 1.00 = R$ 2.9086).

NOTE 4 -               CONSOLIDATED QUARTERLY INFORMATION

a)         The consolidated Quarterly Information at June 30, 2004 includes the accounts of Gerdau S.A. and the directly or indirectly controlled subsidiaries listed below:

Consolidated company	Consolidation percentage	Shareholders’ equity
Gerdau Açominas S.A.	100	3,638,858
Gerdau Ameristeel Corporation and subsidiaries*	100	2,347,543
Gerdau Internacional Empreendimentos Ltda. - Gerdau Group	100	2,156,506
Gerdau GTL Spain S.L.	100	2,134,838
Gerdau Steel Inc.	100	1,937,268
Axol S.A.	100	405,361
Gerdau Chile Inversiones Ltda.	100	405,318
Indústria Del Aciero S.A.-Indac	100	405,279
Gerdau Aza S.A.	100	403,595
Seiva S.A. - Florestas e Indústrias	100	188,881
Sipar Aceros S.A.	38	89,446
Margusa - Maranhão Gusa S.A.	100	56,155
Aramac S.A.	100	50,808
GTL Equity Investments Corp.	100	50,727
Itaguaí Com. Imp. e Exp. Ltda.	100	50,406
Armafer Serviços de Construção Ltda.	100	45,807
Gerdau Laisa S.A.	100	44,422
Florestal Rio Largo Ltda.	100	39,056
Açominas Com. Imp. Exp. S.A.- Açotrading	100	22,586
Gerdau Açominas Overseas Ltd.	100	8,387
Florestal Itacambira S.A.	100	7,485
Siderco S.A.	38	7,316
Aceros Cox S.A.	100	6,253
GTL Financial Corp.	100	5,773
Siderúrgica Riograndense S.A.	100	899
GTL Trade Finance Inc.	100	31
Dona Francisca Energética S.A.	52	(18,855)

* Subsidiaries:

Gerdau Ameristeel MRM Special Sections Inc.(100%), Gerdau USA Inc.(100%), AmeriSteel Bright Bar Inc.(100%),

Gerdau AmeriSteel US Inc.(100%), Gerdau Ameristeel Perth Amboy Inc.(100%), Gallatin Steel Company (50%),

Gerdau Ameristeel Sayreville Inc.(100%).

b)        The more significant accounting practices used in preparing the consolidated Quarterly Information are as follows:

I)                    Gerdau S.A. and its subsidiaries adopt consistent practices to record their transactions and value their assets and liabilities. The financial statements of foreign companies were translated using the exchange rate in effect at the date of the Quarterly Information and were adjusted to be in conformity with accounting practices adopted in Brazil.

II)                Balance sheet balances arising from transactions between consolidated companies have been eliminated.

III)            Holdings of minority shareholders in subsidiaries are shown separately.

c)         During the quarter, the following main operations occurred:

I)                    On April 16, 2004, Gerdau S.A., through its indirect subsidiary Gerdau Steel Inc., purchased 26,800,000 shares issued by Gerdau Ameristeel Corporation, through a capitalization of CDN$ 131 million, equivalent to R$ 305,450 at the date of the Quarterly Information. With the conclusion of the operation, Gerdau S.A. holds indirectly 72% of Gerdau Ameristeel Corporation.

II)                The Extraordinary General Meeting held on June 30, 2004, approved the merger of the subsidiary GTL Brasil Ltda., without the issue of new shares. Net assets corresponding to the assets and liabilities transferred to Gerdau S.A., due to the merger, are as follows:

Assets
CURRENT	534

LONG-TERM RECEIVABLES	8

PERMANENT ASSETS
Investments
Seiva S.A. - Florestas e Indústrias	17,883
Gerdau Açominas S.A.	333,257
(-) Negative goodwill - Gerdau Açominas S.A.	(280,882)
Total permanent assets	70,258

Total assets	70,800

Liabilities
CURRENT LIABILITIES	1,495

LONG-TERM LIABILITIES	4,591

Total liabilities	6,086

TOTAL NET ASSETS	64,714

d)                 Due to the operational integration with Açominas on November 28, 2003, presented below is the pro-forma statement of income, showing the results of the Company as if this integration had occurred on January 1, 2003:

PRO FORMA STATEMENT OF INCOME – GERDAU S.A.

6/30/2003
Gross sales	—
Gross sales deductions	—
Net sales	—
Cost of sales	—
Gross profit	—
Selling expenses	—
General and administrative expenses	(6,707)
Financial income	10,801
Financial expenses	(28,272)
Equity in the results	462,734
Other operating income (expenses)	—
Operating profit	438,556
Non-operating result	—
Provision for income tax and social contribution	8,221
Management participation	(568)
Net income for the semester	446,209

e)         The financial statements of the direct jointly-controlled subsidiary Dona Francisca Energética S.A. and the jointly-controlled indirect subsidiaries Gallatin Steel Company and Sipar Aceros S.A. were consolidated proportionally based on the direct or indirect interest of the parent company in the capital of these subsidiaries.

The main groups of assets, liabilities, income and expenses of these companies are shown as follows:

	Dona Francisca	Gallatin Steel	Sipar (consolidated)
	6/30/2004	6/30/2004	6/30/2004
Assets
Current assets	110,395	507,505	153,737
Long-term receivables	133,797	—	7,222
Permanent assets	186,140	752,195	23,291
Total assets	430,332	1,259,700	184,250

Liabilities and shareholders’ equity
Current liabilities	29,240	161,739	85,696
Long-term liabilities	419,947	160,136	9,108
Shareholders’ equity	(18,855)	937,825	89,446
Total liabilities and shareholders’ equity	430,332	1,259,700	184,250

	Dona Francisca	Gallatin Steel	Sipar (consolidated)
	6/30/2004	6/30/2004	6/30/2004
Statement of operations
Gross sales	22,374	1,134,001	251,689
Gross sales deductions	(1,559)	(7,421)	(49,987)
Net sales	20,815	1,126,580	201,702
Cost of sales	(9,803)	(849,634)	(151,015)
Gross profit	11,012	276,946	50,687
Selling expenses	—	(3,766)	(2,209)
General and administrative expenses	(1,331)	(11,560)	(9,736)
Other financial income (losses)	(9,955)	(11,989)	(3,735)
Other operating income (expenses)	—	—	68
Operating profit	(274)	249,631	35,075
Non-operating results	262	342	693
Provision for income tax and social contribution	2	(1,603)	(11,585)
Net income (loss) for the semester	(10)	248,370	24,183

f)           The Company and its direct and indirect subsidiaries have goodwill and negative goodwill balances, which are being amortized either as the assets that generated them are realized or based on projections of future results, limited to ten years, as follows:

	Company	Consolidated
Goodwill in the investment account
Balance at March 31, 2004	302,223	421,514
(-) Write-off of goodwill by the merger of the subsidiary GTL Brasil Ltda. (Note 4.c II)	(280,882)	—
(+) Foreign exchange adjustment	—	20,981
(-) Amortized portion for the period	(610)	(91,240)
Balance at June 30, 2004 based on:	20,731	351,255
- undervaluation of assets	—	291,631
- expectation of future profitability	20,731	59,624

The goodwill composition by subsidiary is explained in Note 7a

Negative goodwill in the investment account
Balance at March 31, 2004	(264,175)	—
(-) Amortized portion for the period	6,774	—
Balance at June 30, 2004 (through overvaluation of assets)	(257,401)	—

The negative goodwill composition by subsidiary is explained in Note 7a

Goodwill in the fixed asset account
Balance at March 31, 2004	—	232,288
(+) Foreign exchange adjustment	—	12,157
(-) Amortized portion for the period	—	(61,256)
Balance at June 30, 2004 (through undervaluation of assets)	—	183,189

The goodwill mainly resulted from the assets of the subsidiary Gerdau Ameristeel US Inc.

Negative goodwill in the fixed asset account
Balance at March 31, 2004	—	(265,363)
(-) Amortized portion for the period	—	6,774
Balance at June 30, 2004 (through overvaluation of assets)	—	(258,589)

The negative goodwill mainly resulted from the assets of the subsidiary Gerdau Açominas S.A.

The amount of equity in the results in the consolidated statement of income refers, basically, to amortization of goodwill, tax incentives and to the effect of the foreign exchange rate changes on foreign investments, which were not eliminated.

NOTE 5 -               TRADE ACCOUNTS RECEIVABLE

	Consolidated
	6/30/2004	3/31/2004
Trade accounts receivable - Brazil	769,655	640,241
Trade accounts receivable from Brazilian exports	484,145	263,900
Trade accounts receivable from foreign companies	1,200,351	1,063,779
Provision for credit risks	(87,083)	(80,303)
	2,367,068	1,887,617

NOTE 6 -               INCOME TAX AND SOCIAL CONTRIBUTION

a) Adjustments to income tax (IR) and social contribution (CS) in results:

	Company
	6/30/2004			6/30/2003
	IR	CS	Total	IR	CS	Total
Income before income tax and social contribution, after statutory participations	1,099,075	1,099,075	1,099,075	556,693	556,693	556,693
Nominal rates	25%	9%	34%	25%	9%	34%
Income tax and social contribution expenses at nominal rates	(274,769)	(98,917)	(373,686)	(139,173)	(50,102)	(189,275)
Tax effect on:
- equity adjustment	281,092	101,193	382,285	26,148	9,413	35,561
- interest on capital	15,694	5,650	21,344	31,154	11,216	42,370
- permanent differences (net)	(3,146)	(1,110)	(4,256)	(965)	391	(574)
Income tax and social contribution in results	18,871	6,816	25,687	(82,836)	(29,082)	(111,918)
Current	1	—	1	(72,927)	(22,695)	(95,622)
Deferred	18,870	6,816	25,686	(9,909)	(6,387)	(16,296)

	Consolidated
	6/30/2004			6/30/2003
	IR	CS	Total	IR	CS	Total
Income before income tax and social contribution, after statutory participations	1,796,691	1,796,691	1,796,691	475,572	475,572	475,572
Nominal rates	25%	9%	34%	25%	9%	34%
Income tax and social contribution expenses at nominal rates	(449,173)	(161,702)	(610,875)	(118,893)	(42,801)	(161,694)
Tax effect on:
- tax rate difference for foreign companies	(42,497)	52,443	9,946	35,696	8,979	44,675
- equity adjustment	(792)	(285)	(1,077)	(77,827)	(28,018)	(105,845)
- interest on capital	53,189	19,148	72,337	31,154	11,216	42,370
- foreign exchange effect	(27,281)	(9,821)	(37,102)	—	—	—
- recovery of deferred tax assets	—	—	—	199,647	63,294	262,941
- permanent differences (net)	38,818	31,887	70,705	(5,982)	(2,736)	(8,718)
Income tax and social contribution in results	(427,736)	(68,330)	(496,066)	63,795	9,934	73,729
Current	(272,448)	(60,610)	(333,058)	(94,929)	(39,354)	(134,283)
Deferred	(155,288)	(7,720)	(163,008)	158,724	49,288	208,012

b) Composition of deferred income tax and social contribution assets and liabilities, at nominal rates:

	ASSETS
	Company				Consolidated
	6/30/2004		3/31/2004		6/30/2004		3/31/2004
	IR	CS	IR	CS	IR	CS	IR	CS
Income tax losses	21,915	—	7,753	—	447,835	—	490,928	—
Social contribution losses	—	8,387	—	3,292	—	83,547	—	85,291
Provision for contingencies	12,919	4,651	12,918	4,650	44,910	15,874	40,825	14,570
Benefits to employees	—	—	—	—	96,775	—	99,061	—
Commissions/other	—	—	—	—	76,823	1,945	89,896	1,661
Amortized goodwill	1,067	384	763	274	1,209	435	831	299
Provision for losses	9,664	991	9,663	991	86,329	28,591	92,646	30,864

Total	45,565	14,413	31,097	9,207	753,881	130,392	814,187	132,685
Current	—	—	—	—	114,679	25,518	102,497	22,407
Long-term	45,565	14,413	31,097	9,207	639,202	104,874	711,690	110,278

	LIABILITIES
	Company				Consolidated
	6/30/2004		3/31/2004		6/30/2004		3/31/2004
	IR	CS	IR	CS	IR	CS	IR	CS
Accelerated depreciation	—	—	—	—	616,307	842	544,662	848
Amortized negative goodwill	49,065	17,663	43,995	15,838	59,208	17,820	57,514	17,210
Inflationary effect	—	—	—	—	20,697	—	20,207	—

Total	49,065	17,663	43,995	15,838	696,212	18,662	622,383	18,058
Current	—	—	—	—	55,193	—	47,785	—
Long-term	49,065	17,663	43,995	15,838	641,019	18,662	574,598	18,058

The tax benefits recognized on tax losses and social contribution losses, as well as on the provision for losses, both in the Company and consolidated, are supported by projections of future taxable income at present value, based on technical studies of feasibility, approved by management. These studies considered the history of the Company’s profitability and the perspective of maintaining future profitability, permitting estimated realization of these tax benefits in a period not over ten years.

The other deferred taxes on temporary differences, mainly tax contingencies, were recorded based on the probability of their realization.

c) Estimated recovery of deferred income tax and social contribution assets:

	Company		Consolidated
	6/30/2004	3/31/2004	6/30/2004	3/31/2004
2004	—	—	95,778	124,904
2005	4,631	2,172	129,669	131,856
2006	8,856	6,395	130,895	129,240
2007	12,377	9,918	132,601	130,879
2008	13,130	10,671	135,721	140,088
2009	7,502	5,043	148,215	177,476
2010 to 2012	13,482	6,105	101,856	112,429
2013	—	—	9,538	—
	59,978	40,304	884,273	946,872

NOTE 7 -               INVESTMENTS IN SUBSIDIARIES, ASSOCIATED AND RELATED PARTIES

a) INVESTMENT BALANCES

	Company
	6/30/2004					3/31/2004
	Investment	Provision for losses	Deposit for future capital increase	Goodwill (negative goodwill)	Total	Total
Subsidiaries:
Gerdau Açominas S.A .	3,353,062	—	—	(257,401)	3,095,661	2,449,702
Gerdau Internacional Empreendimentos Ltda. (*)	2,037,695	—	—	—	2,037,695	1,884,962
Dona Francisca Energética S.A.	—	(9,770)	—	20,731	10,961	12,115
Seiva S.A. - Florestas e Indústrias	85,180	—	—	—	85,180	77,592
Itaguaí Com. Imp e Exp Ltda	50,407	—	43,316	—	93,723	93,868
GTL Brasil Ltda. (**)	—	—	—	—	—	316,382
Other	845	—	—	—	845	674
	5,527,189	(9,770)	43,316	(236,670)	5,324,065	4,835,295
Other investments	43	—	—	—	43	43
	5,527,232	(9,770)	43,316	(236,670)	5,324,108	4,835,338

(*) Holding company of the investments in foreign companies.

(**) Company merged on June 30, 2004.

	Consolidated
	6/30/2004			3/31/2004
	Investment	Goodwill	Total	Total

Gerdau AmeriSteel US Inc	—	291,631	291,631	281,904
Gerdau AmeriSteel Corporation	—	—	—	76,918
Dona Francisca Energética S.A.	—	20,731	20,731	21,341
Margusa - Maranhão Gusa S.A.	—	36,391	36,391	37,349
Joint ventures	9,930	—	9,930	9,934
Other investments	16,947	2,502	19,449	23,989
	26,877	351,255	378,132	451,435

b) CHANGES IN INVESTMENTS

	Company
	Balance 3/31/2004	Write-offs	Equity in the results (*)	Merger	Dividends/ Interest on capital	Balance 6/30/2004

Gerdau Açominas S.A .	2,449,702	—	504,302	333,257	(191,600)	3,095,661
Gerdau Internacional Empreendimentos Ltda.	1,884,962	(43,277)	196,010	—	—	2,037,695
Dona Francisca Energética S.A.	12,115	—	(1,154)	—	—	10,961
Seiva S.A. - Florestas e Indústrias	77,592	—	7,588	—	—	85,180
Itaguaí Com. Imp e Exp Ltda	93,868	—	8,794	—	(8,939)	93,723
GTL Brasil Ltda.	316,382	—	29,214	(345,596)	—	—
Other investments	717	—	171	—	—	888
	4,835,338	(43,277)	744,925	(12,339)	(200,539)	5,324,108

(*) Includes amortization of (goodwill) negative goodwill.

c) INFORMATION ON INVESTMENTS

	Company - 6/30/2004
	Capital	Shareholders’ equity	Net income (loss)	% holding in capital	Quotas held	Shares held
Subsidiaries:
Gerdau Açominas S.A .	2,340,576	3,638,858	839,907	92.15%	—	146,191,040
Gerdau Internacional Empreendimentos Ltda.	2,163,912	2,156,506	275,225	94.49%	2,044,694,916	—
Seiva S.A. - Florestas e Indústrias	74,280	188,881	23,732	45.10%	—	4,298,717
Dona Francisca Energética S.A .	66,600	(18,855)	(10)	51.82%	—	345,109,212
Itaguaí Com. Imp e Exp Ltda	3,596	50,406	11,354	99.99%	3,595,998	—
GTL Brasil Ltda.	—	—	55,522	—	—	—

d) COMPOSITION OF LOAN BALANCES

	Company		Consolidated
	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Fundação Gerdau	(36)	—	16,381	15,411
Metalúrgica Gerdau S.A.	—	—	17,624	7,937
Gerdau Açominas S.A .	(15,150)	18,719	—	—
GTL Equity Investments Corp.	—	(305,776)	—	—
GTL Financial Corp.	(130,786)	—	—	—
Other	287	1,775	2,141	7,648
Total	(145,685)	(285,282)	36,146	30,996

Financial (expenses) income	8,531	(772)	(7,079)	(419)

The loan contracts between the companies in Brazil are subject to the weighted average rate of funds obtained in the market. The loan contracts with foreign companies are subject to interest charges (LIBOR + 3% p.a.) plus exchange variation.

e) TRANSACTIONS WITH RELATED PARTIES

	Company - 6/30/2004
	Income	Expenses	Accounts receivable

Banco Gerdau S.A.	142	—	1,817
Indac - Ind. Adm. e Comércio S.A. (*)	—	1,174	—
Gerdau Ameristeel Corporation (**)	287	—	—

(*) Payments of guarantees for sureties in contracts.

(**) Receipts of guarantees for sureties in contracts.

NOTE 8 -               DEFERRED CHARGES

Consolidated deferred charges comprise pre-operating expenses for hydroelectric power plant construction, as well as reforestation, research, development and restructuring projects.

NOTE 9 -               LOCAL AND FOREIGN FINANCING

Financing is as follows:

	Annual charges (%)	Consolidated
		6/30/2004	3/31/2004
SHORT-TERM
Working capital financing (R$)	10.02% to 13.57%	3,888	1,695
Fixed assets financing (R$)	12.00%	279	1,106
Investment financing (R$)	CDI	4,500	4,500
Investment financing (US$)	US$	4,524	16,937
Working capital financing (US$)	1.36% to 10.50%	1,334,377	1,413,072
Fixed assets and other financing (US$)	US$	46,754	31
Working capital financing (Clp$)	0.18% to 0.19%	8,349	22,074
Working capital financing (PA$)	9.20% to 10.00%	3,818	—
Working capital financing (Cdn$)	2.00% to 3.25%	3,826	—
Short-term portion of long-term financing		809,257	763,429
		2,219,572	2,222,844

LONG-TERM
Fixed assets financing and other (R$)	4.00% to 9.52%	606,377	609,928
Investment financing (R$)	IGPM +8.5%	32,242	33,433
Fixed asset financing and other (US$)	3.25% to 9.97%	914,155	774,273
Working capital financing (US$)	3.03% to 11.13%	2,938,858	2,722,178
Working capital financing (Cdn$)	2.00% to 3.25%	—	232,958
Fixed asset financing (Cdn$)	2.00% to 3.25%	3,372	3,386
Working capital financing (Clp$)	0.26% to 0.38%	18,870	21,148
Fixed asset financing (Clp$)	0.26% to 0.38%	42,659	51,671
Fixed asset financing (PA$)	9.20% to 10.00%	3,477	—
(-) Short-term portion		(809,257)	(763,429)
		3,750,753	3,685,546
Total financing		5,970,325	5,908,390

Summary by currency

	Consolidated
	6/30/2004	3/31/2004
Real (R$)	647,286	650,662
U.S. dollar (US$)	5,238,668	4,926,491
Canadian dollar (Cdn$)	7,198	236,344
Argentine peso (PA$)	7,295	—
Chilean peso (Clp$)	69,878	94,893
	5,970,325	5,908,390

The schedule for payment of the long-term portion of financing is as follows:

Consolidated
In 2005	195,812
In 2006	540,228
In 2007	481,690
In 2008	553,523
In 2009	310,630
After 2009	1,668,870
3,750,753

a) Events during the quarter

On June 3, 2004 the placement of the second tranche of US$ 128 million was concluded, related to the Export Notes Receivable Program in the total amount of US$ 400 million, equivalent to R$ 397,760 and R$ 1,243,000, respectively, at the date of the Quarterly Information. This joint operation with Gerdau Açominas S.A. was placed with interest of 7.321% p.a., with final maturity in April 2012, a two-year grace period and quarterly amortization as from July 2006.

b) Guarantees

The loans contracted under the FINAME/BNDES program are backed by the financed assets of the subsidiary Gerdau Açominas S.A. The other loans are backed by sureties from controlling shareholders, on which the subsidiary pays remuneration of 1% p.a. on the guaranteed amount.

c) Covenants

In the place of the tangible collateral usually required, certain financial covenants must be observed, as follows:

I) Consolidated Interest Coverage Ratio – measures the debt service payment capacity in relation to the Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA);

II) Consolidated Leverage Ratio – measures the debt coverage capacity in relation to the EBITDA.

All covenants mentioned above are calculated on a consolidated basis and have been observed. The penalty for non-compliance is the immediate maturity of the contracts.

d) Credit lines

The North American subsidiaries have a credit line in the amount of US$ 350 million, equivalent to R$ 1,087,625 at the date of the Quarterly Information, falling due in June 2008, which can be drawn in U.S. dollars (at the LIBOR rate plus interest between 2.25% and 2.75% p.a. or US Prime/FED Funds plus interest of 0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest between 2.35% and 2.85% p.a. or Canadian Prime plus interest of 1.00% p.a.). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary.

The subsidiary Gerdau Aza S.A. has a credit line for working capital amounting to CLP$ 33 billion, equivalent to R$ 160,813 at the date of the Quarterly Information, bearing interest of 3.48% p.a., and a credit line for fixed assets in the amount of CLP$ 12 billion, equivalent to R$ 59,329 at the date of the Quarterly Information, bearing interest of 4.56% p.a.

NOTE 10 -                                      DEBENTURES

		Number
	General
Issue	Meeting	Issued	In treasury	Maturity	Annual rate	6/30/2004	3/31/2004
3rd - A and B	5.27.82	48,000	31,346	6.1.2011	CDI	70,981	73,243
7th	7.14.82	22,800	18,488	7.1.2012	CDI	23,428	22,557
8th	11.11.82	59,988	24,309	5.2.2013	CDI	126,655	122,908
9th	6.10.83	41,880	41,253	9.1.2014	CDI	3,407	3,286
11th - A and B	6.29.90	50,000	45,878	6.1.2020	CDI	21,231	27,793
13th	11.23.01	30,000	30,000	11.1.2008	CDI + 1%	—	—
Company						245,702	249,787
Gerdau Ameristeel Corporation	4.23.97	125,000	—	4.30.2007	6.50%	235,428	225,537
Debentures held by consolidated subsidiaries						(4,654)	(5,270)
Consolidated						476,476	470,054
(-) Short-term portion						3,139	7,514
Long-term portion						473,337	462,540

The Extraordinary General Meeting of the Company held on April 29, 2004 approved the cancellation of the 4th issue debentures (42,000 debentures) and of the 10th issue (6,450 debentures) the total of which was in treasury.

The same Meeting approved the split of the following debenture issues: 3rd issue (classes A and B), 7th, 8th, 9th and 11th issue (classes A and B). On July 1, 2004 each existing debenture will be replaced by three new debentures, thus changing the nominal value of the notes.

The Extraordinary General Meeting of the subsidiary Seiva S.A. – Florestas e Indústrias held on April 30, 2004, approved the cancellation of the 1st. Issue debentures series A and B (12,000 debentures), which were in treasury.

The debentures of Gerdau Ameristeel Corporation are convertible into common shares of that subsidiary, up to their maturity date.

Of the outstanding debentures, the controlling shareholders hold, directly or indirectly, the amount of R$ 95,949 at June 30, 2004.

NOTE 11 -                                      FINANCIAL INSTRUMENTS

a) General comments - Gerdau S.A. and its subsidiaries enter into transactions involving financial instruments, the risks of which are managed through financial position strategies and exposure limit controls. All instruments are fully recognized in the books and are restricted to the instruments listed below:

- financial investments – are recognized at their redemption value as of the date of the Quarterly Information;

- investments and loans among subsidiaries and related parties – are explained and presented in Note 7;

- financing – is explained and presented in Note 9;

- debentures – are explained and presented in Note 10;

- financial derivatives – in order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Açominas S.A. and Dona Francisca Energética S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the Interbank Deposit Rate (CDI) and the General Market Price Index (IGP-M) plus interest. The subsidiary Gerdau Ameristeel Corporation also entered into swap contracts, subject to the London Interbank Offered Rate (LIBOR) plus interest between 6.09% and 6.13% p.a. Swap contracts, grouped by object, are listed below:

Consolidated
Contract date	Purpose	Amount - US$ thousand	Rate	Maturity
5.8.2002 to 8.8.2002	Suppliers	100,000	100.00% of CDI	7.1.2004 to 7.28.2004
3.30.2001 to 8.13.2003	Imports	3,444	95.00% to 100.00% of CDI	9.30.2004 to 10.6.2004
7.16.2001 to 5.7.2002	Prepayment	43,708	85.55% to 100.00% of CDI	7.13.2004 to 3.1.2006
2.20.2002 to 5.14.2003	Resolution 2770	54,000	106.00% of CDI	6.20.2005
2.19.2003	Resolution 4131	3,300	85.70% of CDI	2.4.2005
4.17.2003	Fixed assets	8,421	IGPM + 12.95%	11.16.2004 to 11.16.2010
4.17.2003	Fixed assets	16,779	97.00% to 100.90% of CDI	11.16.2004 to 11.18.2013
10.30.2003 to 11.3.2003	Bank notes	200,000	LIBOR + interest between 6.09% to 6.13%	7.15.2011
6.26.2003	Investment	66,050	4.86% to 6.45%	9.27.2004 to 10.2.2006

b) Market value – the market values of financial instruments are as follows:

	Company
	6/30/2004		3/31/2004
	Book value	Market value	Book value	Market value
Financial investments	86,530	86,530	189,482	189,482
Debentures	245,702	245,702	249,787	249,787
Investments	5,324,108	5,324,108	4,835,338	4,835,338
Related parties (liabilities)	145,685	145,685	285,282	285,282
Stock options (liabilities) - Note 16	—	8,096	—	5,088

	Consolidated
	6/30/2004		3/31/2004
	Book value	Market value	Book value	Market value
Financial investments	1,286,458	1,286,458	929,281	929,281
Swap contracts - investment (liabilities)	7,913	7,913	13,180	13,180
Eurobonds	—	—	67,305	51,010
Securitization financing	730,714	730,714	—	—
Import financing	677,586	677,511	624,177	610,009
Prepayment financing	925,804	920,779	835,324	851,880
Financing - Resolution 2770	222,965	211,968	267,803	302,325
ACC financing	338,640	338,640	586,952	625,261
Financing - Resolution 4131	14,695	14,059	14,249	18,087
Bank notes financing	1,226,235	1,411,261	1,147,246	1,326,086
Fixed assets financing	47,658	49,628	50,251	51,398
Other financing	1,786,028	1,783,747	2,315,083	2,315,083
Debentures	476,476	476,476	470,054	470,054
Investments	378,132	378,132	451,435	451,435
Related parties (assets)	36,146	36,146	30,996	30,996
Stock options (liabilities) - Note 16	—	11,561	—	8,298

The market value of swap contracts of subsidiaries in Brazil was obtained based on projections of future results for each contract, calculated based on the forward U.S. dollar + coupon (assets) and forward CDI/IGP-M (liabilities) and discounted to present value at the date of the Quarterly Information using the future CDI/IGP-M rate projected for each maturity. The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate.

Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the “Financial expenses” account, and are stated at cost plus accrued charges up to the date of the Quarterly Information. Contracts not linked to such financing have been recorded at their market value under the heading “Other accounts payable”, in long-term liabilities.

The Company believes that the balances of the other financial instruments, which are recognized in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business

Price risk: this risk is related to the possibility of price variations of the products that the subsidiaries sell or in the prices of raw materials and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenue and cost of sales may be affected by the changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to assets (investments) and liabilities. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts to adjust them to the market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In order to manage the effects of these fluctuations, the Company and its subsidiaries use “hedge” instruments, usually swap contracts, as described in item “a” above.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing a credit limit and constantly monitoring balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the credit committee.

NOTE 12 -                                      FINANCIAL INCOME (EXPENSES), NET

	6/30/2004	Company 6/30/2003	6/30/2004	Consolidated 6/30/2003
Financial income
Financial investments	10,477	10,590	35,411	64,012
Interest received	295	13,914	13,920	13,994
Monetary variations on assets	59	1,158	2,077	(538)
Exchange variations on assets	1	(2,335)	20,893	(82,114)
Exchange Swap on assets	—	7,318	—	7,318
Other financial income	12,641	6,923	37,897	8,751
Total financial income	23,473	37,568	110,198	11,423

Financial expenses
Interest on debt	(21,690)	(158,938)	(240,344)	(248,837)
Monetary variation on liabilities	(308)	(9,928)	(19,435)	(452)
Exchange variations on liabilities	(3,738)	435,932	(235,522)	709,299
Exchange swap on liabilities	—	(461,284)	51,717	(694,199)
Other financial expenses	(2,390)	(10,462)	(49,599)	(27,407)
Total financial expenses	(28,126)	(204,680)	(493,183)	(261,596)

NOTE 13 -                                      TAX RECOVERY PROGRAM (REFIS) AND SPECIAL INSTALLMENT PAYMENT PROGRAM (PAES)

a)              REFIS

On December 6, 2000, the Company enrolled in the REFIS to pay overdue Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) contributions in installments. The balances of these tax debts are recorded under taxes and contributions in current liabilities. The balances of renegotiated taxes, which were originally divided into 60 installments, of which 11 installments are not yet due, are restated by the Long-Term Interest Rate (TJLP) rate, and are as follows, at June 30, 2004:

	Company and consolidated
	6/30/2004			3/31/2004
	Principal	Interest	Total	Principal	Interest	Total
PIS	6,087	4,893	10,980	7,952	5,787	13,739
COFINS	1,447	1,160	2,607	1,890	1,372	3,262
Total	7,534	6,053	13,587	9,842	7,159	17,001

Short-term	7,534	6,053	13,587	8,436	6,136	14,572
Long-term	—	—	—	1,406	1,023	2,429
Total	7,534	6,053	13,587	9,842	7,159	17,001

Taxes, contributions and other liabilities are paid by the Company on their due dates, which is a basic requirement to remain eligible for the REFIS program.

As collateral for this installment payment program, the Company pledged the land and buildings of the subsidiary Gerdau Açominas S.A., located in the municipality of Charqueadas, in the state of Rio Grande do Sul, where the Piratini plant is located, amounting to R$ 78,494.

The total income tax and social contribution credits of third parties used to offset fines and interest on the consolidation of the REFIS debts on December 6, 2000, totaled R$ 57,040, and they were acquired for R$ 4,351. The Company’s own tax credits were not used.

b)              PAES

The proportionally consolidated (52%) subsidiary Dona Francisca Energética S.A. enrolled, on June 30, 2003, in the PAES installment payment program, established by Law 10684/03, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) debts. The balances of these tax debts are recorded in Taxes and contributions payable, in current liabilities, and in Other accounts payable, in long-term liabilities. The balances of the renegotiated taxes were divided into 180 installments, of which 167 are not yet due, are restated based on the TJLP and, at June 30, 2004, are composed as follows:

	Consolidated
	6/30/2004			3/31/2004
	Principal	Interest	Total	Principal	Interest	Total
IRPJ	21,059	2,251	23,310	21,438	1,769	23,207
CSLL	7,634	816	8,450	7,772	641	8,413
PIS	747	80	827	760	63	823
COFINS	3,450	369	3,819	3,512	290	3,802
Total	32,890	3,516	36,406	33,482	2,763	36,245

Short-term	2,363	253	2,616	2,322	192	2,514
Long-term	30,527	3,263	33,790	31,160	2,571	33,731
Total	32,890	3,516	36,406	33,482	2,763	36,245

Dona Francisca Energética S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.

NOTE 14 -                                      PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to labor, civil, and tax processes. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and the final decisions will not have a significant effect on the financial position at June 30, 2004.

The balances of contingencies, net of the related judicial deposits, are as follows:

	Company		Consolidated
	6/30/2004	3/31/2004	6/30/2004	3/31/2004
Tax contingencies	87,112	87,048	109,274	114,152
Labor contingencies	7,985	7,973	34,073	19,782
Civil contingencies	—	—	98,878	98,516
Total	95,097	95,021	242,225	232,450

I) Tax contingencies

a) Contingent liabilities provided

a.1) Of the total provision, R$ 50,456 (Company and consolidated) refers to the contingency of compulsory loans to Eletrobrás, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the taxpayers. In relation to the Company’s proceedings, some are pending decision in High Courts, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company established a provision related to “compulsory loans”, taking into consideration that, although the payment to Eletrobrás was made as a loan: (i) the reimbursement to the Company would probably be in the form of shares of Eletrobrás; (ii) the conversion will be made based on the equity value of shares; and (iii) based on the current available information, the market value of the shares of Eletrobrás is substantially less than the equity value.

a.2) R$ 6,891 (Company) and R$ 6,898 (consolidated) relates to the unconstitutionality of the Social Investment Fund (FINSOCIAL). Although the Supreme Court has confirmed the constitutionality of the tax at the rate of 0.5%, some proceedings are still pending judgment, most of them in the High Courts.

a.3) R$ 1,099 (Company) and R$ 17,114 (consolidated) relates to amounts for Value Added Tax on Sales and Services (ICMS), the majority of which is related to rights to take credits involving the Finance Secretariat and the State Courts of the First Instance in the state of Minas Gerais.

a.4) R$ 8,978 (Company) and R$ 64,399 (consolidated) relates to social contribution on net income. The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the High Courts. Of the provision, R$ 55,304, fully deposited in court, refers to the offset of social contribution losses over the limit of 30% of taxable income by the subsidiary Gerdau Açominas S.A. The matter is the subject of a court injunction in progress in the Federal Regional Court of the 1st Region.

a.5) R$ 19,993 (Company) and R$ 173,306 (consolidated) relates to Corporate Income Tax (IRPJ). Of the total provided, R$ 153,313 was fully deposited in court, related to a lawsuit of the subsidiary Gerdau Açominas S.A. for the right to pay the IRPJ after the full offset of tax losses, without complying with the limit of 30% of taxable income.

a.6) R$ 10,605 (Company) and R$ 21,158 (consolidated) relates to contributions due to social security which correspond to suits for annulment with judicial deposits of practically the whole amount involved, in progress in the Federal Court of the First Instance in the state of Rio de Janeiro.

In the consolidated statements, the remaining amount refers to lawsuits questioning the position of the National Institute of Social Security (INSS) in relation to charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas S.A., as well as on payments for services rendered by labor cooperatives. Part of this provision also refers to several INSS assessments in connection with services contracted from third parties, in which the Institute calculated debts related to the last ten years and assessed Gerdau Açominas S.A. as jointly responsible. The assessments were challenged administratively and, if sustained, will be challenged later in annulment proceedings, since the Company understands that the right to demand payment has partially expired, and that, anyway, the subsidiary is not responsible.

a.7) R$ 2,357 (Company) and R$ 3,079 (consolidated) relates to Work Accident Insurance (SAT), which is being challenged by the Company and its subsidiary Gerdau Açominas in an Action for Annulment in the Federal Court of the First Instance in the State of Rio de Janeiro.

a.8) R$ 1,831 (Company) and R$ 2,021 (consolidated), relates to contributions to the Social Integration Program (PIS), and R$ 6,387 (Company) and R$ 6,935 (consolidated), to Social Contribution on Revenues (COFINS), in connection with lawsuits questioning the constitutionality of Law 9718, which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

a.9) R$ 1,175 (consolidated) relates to a lawsuit brought by the subsidiary Gerdau Açominas S.A. regarding the Government Severance Indemnity Fund for Employees (FGTS) surcharges, which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

a.10) R$ 9,306 (Company) and R$ 17,671 (consolidated), relates to the Emergency Capacity Charge (ECE), as well as R$ 5,283 (Company) and R$ 9,077 (consolidated) relates to the Extraordinary Tariff Recomposition (RTE) included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceará, Minas Gerais, Rio de Janeiro, São Paulo, Paraná, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

a.11) R$ 308 (Company) and R$ 1,126 (consolidated) related to other processes of a tax nature, most of which is deposited in court.

a.12) The judicial deposits, representing restricted assets of the Company, are related to amounts deposited and maintained in court until the resolution of the corresponding legal matters. The balances of these deposits, which at June 30, 2004 amounted to R$ 36,382 (Company), R$ 265,141 (consolidated), are classified as a reduction of the provision for tax contingencies recorded in the books.

b) Remote or possible contingent losses, involving substantial uncertainties in relation to their realization and which therefore have not been provided for:

b.1) The Company is defendant in debt foreclosures filed by the state of Minas Gerais, which demand ICMS arising mainly from the sales of products to commercial exporters. The restated amount of the lawsuits totals R$ 31,907. The Company did not set up a provision for contingency in relation to these processes, since it considers the tax demand is unfounded, because products for export are exempt from ICMS.

b.2) The Company and its subsidiary Gerdau Açominas S.A. are defendants in debt foreclosures filed by the state of Minas Gerais, which demand ICMS on the export of semi-finished manufactured products. The total amount demanded is R$ 192,255. The companies did not set up a provision for contingency in relation to these processes since they consider the tax demand is unfounded, because the products do not fit the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

b.3) Also, R$ 54,763 are being demanded due to the understanding of the Federal Revenue Secretariat that the transactions carried out by the subsidiary Gerdau Açominas S.A. under the drawback concession granted by DECEX were not in conformity with the legislation. Gerdau Açominas filed a preliminary administrative defense of the legality of the arrangement, which is pending judgment. Since the tax debt has not been definitively set up, and considering that the arrangement that originated the mentioned demand conforms with the conditions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, Gerdau Açominas S.A. considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

c) Contingent tax gains:

c.1) The Company believes that the realization of certain contingent gains is probable. Among them is a court-order debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of R$ 26,580, arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the state of Rio de Janeiro and the non-regulation, by the State of Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debts not related to food, the realization of this credit is not expected in 2004.

c.2) Gerdau S.A. and its subsidiaries have filed several ordinary proceedings related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88. The companies expect to recover the overpaid taxes. The Company believes that the amount under discussion totals R$ 173,090.

c.3) Also, due to prior favorable decisions by the Courts, the Company and its subsidiary Gerdau Açominas S.A. expect to recover IPI premium credits. Gerdau S.A. has filed administrative requests for reimbursement, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceedings were taken directly to the courts which handed down a sentence unfavorable to the taxpayer. Currently, the process is awaiting the judgement of the appeal filed by the subsidiary. The Company estimates that the credit amounts to approximately R$ 394,002 (consolidated).

II) Labor contingencies

The Company is also defending labor proceedings, for which there is a provision of R$ 16,257 (Company) and R$ 44,332 (consolidated) at June 30, 2004. None of these lawsuits involve individually significant amounts, and the lawsuits mainly involve claims for overtime, health hazards and risk premium, among others.

The balances of deposits in court, which, at June 30, 2004, totaled R$ 8,272 (Company) and R$ 10,259 (consolidated), are classified as a reduction of the provision for labor contingencies.

III) Civil contingencies

a) Contingent liabilities provided for

The Company (consolidated) is also defending in court civil proceedings arising from the normal course of its operations and of its subsidiaries’ operations, including lawsuits arising from workplace accidents, and, at June 30, 2004, has a provision of R$ 100,184 (consolidated) for these proceedings.

The provision refers mainly to the issue involving the jointly-controlled (52%) subsidiary Dona Francisca Energética S.A. According to a notification of the Brazilian Electricity Regulatory Agency (ANEEL), the operations of the subsidiary are restricted to the South submarket. Since some of its transactions were carried out in other submarkets, Dona Francisca Energética S.A. may have to acquire the energy sold from third parties. The subsidiary is challenging in court the validity of the ANEEL notification and has obtained a favorable preliminary injunction.

At June 30, 2004, the balances of deposits in court totaled R$ 1,306 (consolidated) and are classified as a reduction of the provision for contingencies.

b) Remote or possible contingent losses, involving substantial uncertainties in relation to their realization, and which have not been provided for:

b.1) An antitrust process involving Gerdau S.A., related to the representation of two civil construction unions in the state of São Paulo that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The process is pending evaluation by the Administrative Council for Economic Defense (CADE), which will decide the case.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and believes, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve.

As example: the investigations carried out by SDE did not follow the due legal proceeding and representatives of this Secretariat advised some witnesses who testified. In addition, the SDE report was issued before Gerdau S.A. had the chance to reply to the final allegations, which indicates that there was a bias in the judgment made by the SDE. The same applies to the SEAE report, which does not analyze the economic issues and is based exclusively on the witnesses’ testimony.

The mentioned irregularities also include non-compliance with the related constitutional provisions and will affect, in a way that cannot be overcome, the decision at the administrative level, based on the conclusions presented by the antitrust authorities until now. Gerdau S.A. has pointed out and tried to defeat all these irregularities and will continue doing so in relation to the allegations and the irregularities in the administrative process. Gerdau S.A. believes in a favorable outcome to this process, if not at the administrative level, possibly at the judicial level.

Because of the above factors, no provision was set up for this case. According to Brazilian legislation, fines of up to 30% of gross revenue in the prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in the country for fines exceeding 4%. In a similar case involving flat steel companies, the fine was 1%.

b.2) A civil lawsuit filed against Gerdau Açominas S.A. regarding the termination of a contract for the supply of slag and indemnities for losses and damages. At June 30, 2004, the lawsuit amounts to approximately R$ 37,014

Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for termination of the contract and indemnity for breach of contract.

The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity.

This decision, maintained by the Court of Civil Appeals of the State of Minas Gerais, is based on expert evidence and interpretation of the contract. The process is now with the High Court of Justice, for the judgment of the appeal.

Gerdau Açominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

b.3) A civil lawsuit filed by Sul America Cia. Nacional de Seguros against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an insurance claim, which was deposited in court. The insurance company alleges doubt in relation to whom payment should be made and that the Company is resisting in receiving and settling it. The lawsuit was contested both by the Bank (which claimed to have no right over the amount deposited, which resolves the doubt raised by Sul América) and by the Company (which claimed inexistence of doubt and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After pleading, Sul América claimed fault in the Bank’s representation, and the lawsuit is in its initial stage. Based on the opinion of its legal advisors, the Company expects the risk of loss to be remote and that the sentence will declare the amount due within the amount stated in the pleading.

Also, Gerdau Açominas S.A. filed, prior to the above-mentioned lawsuit, a lawsuit for the collection of the amount recognized by the insurance companies. The lawsuits are pending. The Company expects a favorable outcome in this lawsuit.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes Plant, which resulted in the stoppage of several activities, material damages to the steel mill equipment and loss of profits. Equipment, as well as loss of profits arising from the accident, were covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and an advance of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received plus the amount proposed by the insurance company as a complement to settle the indemnity. Subsequently, new amounts were added to the discussion, as stated in the Company’s plea, although not yet recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company’s consolidated financial position are remote.

NOTE 15 -                                      POST-EMPLOYMENT BENEFITS

a)              Pension plan – defined benefit

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil (“Gerdau Plan” and “Açominas Plan”).

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a private supplementary pension entity, to complement the social security benefits of employees and retired employees of the Company, of the other units of Gerdau Açominas S.A and other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public notes and marketable securities.

The Açominas Plan is managed by Fundação Açominas de Seguridade Social – Aços, a private supplementary pension entity, to complement the social security benefits of employees and retired employees of the Ouro Branco unit of Gerdau Açominas S.A. The assets of the Açominas Plan mainly comprise investments in bank deposit certificates, federal public notes, marketable securities and properties.

As a result of the operational integration on November 28, 2003, the assets and liabilities of the Gerdau Plan, relating to the employees transferred to Gerdau Açominas S.A., were allocated to the new sponsor, and the companies filed a request with the Supplementary Social Security Secretariat to add Gerdau Açominas S.A. as a sponsor of the Retirement and Supplementary Retirement Plans managed by Gerdau - Sociedade de Previdência Privada.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all their employees.

The Canadian and American plans are managed by Royal Trust/Great West Life and Wells Fargo, respectively, to complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans mainly comprise marketable securities.

Current expenses of the defined pension plan are as follows:

	Company		Consolidated
	6/30/2004	6/30/2003	6/30/2004	6/30/2003
Cost of current service	56	2,806	25,578	20,341
Interest cost	173	7,201	67,590	54,557
Expected return of plan assets	(285)	(7,649)	(85,500)	(60,278)
Amortization of cost of past service	—	—	448	666
Amortization of unrecognized transition liability	—	—	267	234
Amortization of (gain) loss	(25)	—	1,973	1,382
Expected contributions of employees	—	—	(2,192)	(1,788)
Pension plan cost, net	(81)	2,358	8,164	15,114

b)              Pension plan – defined contribution

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau – Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of employees.

The foreign subsidiary Gerdau AmeriSteel Corporation has a defined contribution plan, the contributions to which are 50% of the amount paid by the participants, limited to 4% of the salary. The other companies do not have this type of pension plan.

c)              Other post-employment benefits

The Company estimates that the balance payable, due to employees’ retirement or termination, amounts to R$ 9,034 (consolidated) at June 30, 2004.

The American Plan includes, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are based on amounts actuarially calculated.

The composition of the net periodic cost for the post-employment health benefits is as follows:

	Consolidated
	6/30/2004	6/30/2003
Cost of service	1,442	1,271
Interest cost	3,394	3,246
Amortization of cost of past service	(330)	—
Amortization of (gain) loss	44	—
Expenses for post-retirement health benefit, net	4,550	4,517

Considering all types of benefits to employees granted by the Company, the assets and liabilities position at June 30, 2004 is as follows:

	Consolidated
	6/30/2004	3/31/2004
Actuarial pension plan liabilities - defined benefit	150,941	165,348
Actuarial post-retirement health benefit liabilities	117,749	109,931
Retirement and termination benefits liabilities	9,034	8,854
Total liabilities	277,724	284,133

NOTE 16 -                                      LONG-TERM INCENTIVE PLANS

At the Extraordinary General Meeting (AGE) held on April 30, 2003, the shareholders decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options to purchase preferred shares to management, employees or persons who render services to the Company or the companies under its control, and approved the creation of the Long-Term Incentive Program that represents a new form of compensation of the strategic executives of the Company. Options should be exercised over a maximum period of five years after the grace period.

a) Summary of the plan activity:

	Grant (Number of shares)
	2003 (*)	2003 (**)	2004 (*)	2004 (**)	Total

Balance at 12/31//2003	403,228	280,840	—	—	684,068
Grants in 2004	—	—	2,430	171,125	173,555
Stock dividend (Note 17a)	403,229	280,840	2,429	171,125	857,623
Options exercised	—	—	—	—	—
Options cancelled	—	—	—	—	—

Closing balance at 6/30/2004	806,457	561,680	4,859	342,250	1,715,246

Exercise price in R$	11.94	11.94	30.50	30.50
Grace period (*)	3 years	—	3 years	—
Grace period (**)	—	5 years	—	5 years

As mentioned in Note 17b, at June 30, 2004, the Company has a total of 1,573,200 preferred shares in treasury. These shares can be used for the purposes of this plan.

b) At June 30, 2004, the plan status is as follows:

	Grant
	2003	2004	Average
Total stock options granted	1,368,137	347,109	1,715,246
Exercise price – R$	11.94	30.50	15.70
Fair value of options at the grant date – R$ per option (*)	3.72	8.65	4.72
Average exercise term of option at the grant date (years)	3.5	4.9	3.8

(*) calculated based on Black-Scholes model

The percentage of dilution in interest that the current shareholders may experience if all options are exercised is approximately 0.2%.

Gerdau Ameristeel Corporation and its subsidiaries also have stock compensation plans for their employees.

The effect on net income for the six-month period and shareholders’ equity would have been as follows, had the effects of the stock option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded as expenses:

	Company		Consolidated
	Net income	Shareholders’ equity	Net income	Shareholders’ equity

Balances per financial statements	1,124,762	4,939,841	1,300,625	4,939,841
Expense for the period*	(1,086)	(2,512)	(1,508)	(5,116)
Pro-forma balances	1,123,676	4,937,329	1,299,117	4,934,725

* using the fair value method (Black-Scholes model)

NOTE 17 -                                      SHAREHOLDERS’ EQUITY

a) Capital – The Extraordinary General Meeting held on April 29, 2004 approved the capital increase in the amount of R$1,735,656, through capitalization of the reserve for investment and working capital, with 100% stock dividend on the share position at that date, representing 148,354,011 new shares (51,468,224 common and 96,885,787 preferred shares).

Authorized capital at June 30, 2004, comprises 240,000,000 common shares and 480,000,000 preferred shares, with no par value.

At June 30, 2004, 102,963,448 common shares and 193,771,574 preferred shares are subscribed and paid-up, totaling R$ 3,471,312. Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in terms of profit distributions.

b) Treasury stock – At June 30, 2004, the Company has 1,573,200 preferred shares, held in treasury, for the amount of R$ 44,139.

c) Interest on capital – On June 30, 2004, the shareholders received interest on capital (R$ 106,248) and dividends (R$ 85,589), totaling R$ 191,837 as prepayment of the minimum statutory dividend for the current year. The Company calculated the interest on capital according to the terms established by Law 9249/95. The corresponding amount was recorded as financial expense for tax purposes. For financial statement presentation purposes, this amount was treated as a dividend, not affecting the results. In the first half of 2004 interest on capital and dividends paid in advance on account of the minimum statutory dividend amount to R$ 286,281.

NOTE 18 -                                      STATUTORY PROFIT SHARING

The management’s profit sharing is limited to 10% of net income for the year, after income tax and management compensation.

NOTE 19 -                                      GUARANTEES GRANTED

The Company is the guarantor of loan agreements of the jointly-controlled subsidiary Dona Francisca Energética S.A., in the total amount of R$ 101,796, corresponding to 51.82% of the joint guarantee. Furthermore, the Company is the guarantor of the Euro Commercial Paper program of the subsidiary GTL Trade Finance Inc., in the amount of US$ 100 million, equivalent to R$ 310,750 at the date of the Quarterly Information, and loans of the subsidiary Gerdau Ameristeel Corporation, in the amount of US$ 25 million, equivalent to R$ 77,688 at the date of the Quarterly Information. The Company is also guarantor of the subsidiary GTL Financial Corp in financing contracts in the amount of US$ 5 million, equivalent to R$ 15,538. The subsidiary Gerdau Açominas S.A. is the guarantor of the vendor financing of the associated company Banco Gerdau S.A., in the amount of R$ 59,939, at June 30, 2004.

NOTE 20 -                                      INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

Information by geographical area:

	Geographic areas
	Brazil		South America (*)		North America		Consolidated
	6/30/2004	6/30/2003	6/30/2004	6/30/2003	6/30/2004	6/30/2003	6/30/2004	6/30/2003
Gross sales revenue	5,865,588	4,298,125	474,848	284,122	4,939,265	2,899,974	11,279,701	7,482,221
Net sales revenue	4,530,711	3,486,002	347,238	215,379	4,594,073	2,655,747	9,472,022	6,357,128
Cost of sales	(2,625,379)	(2,075,566)	(205,742)	(143,721)	(3,757,357)	(2,521,977)	(6,588,478)	(4,741,264)
Gross profit	1,905,332	1,410,436	141,496	71,658	836,716	133,770	2,883,544	1,615,864
Selling expenses	(184,818)	(181,462)	(3,049)	(1,591)	(26,803)	(24,554)	(214,670)	(207,607)
Net financial result	(285,508)	(190,239)	(3,949)	(2,276)	(93,528)	(57,658)	(382,985)	(250,173)
General and administrative expenses	(338,320)	(237,910)	(19,981)	(13,112)	(123,988)	(97,831)	(482,289)	(348,853)
Operating result	1,113,250	487,781	114,595	53,228	586,607	(46,786)	1,814,452	494,223
Net income (loss) for the year	815,390	529,213	90,673	39,611	394,562	(19,523)	1,300,625	549,301
EBITDA (**)	1,648,198	1,166,321	133,089	67,797	817,480	117,401	2,598,767	1,351,519

( * )  Does not include Brazilian operations.

(**)  Earnings before financial expenses, income tax and social contribution, and depreciation and amortization.

The segments stated below correspond to the business units through which Gerdau Executive Committee manages its operations: Long Steel Brazil, Açominas (corresponding to the operations of the plant located in Ouro Branco, Minas Gerais), South America (excluding the operations in Brazil) and North America (Gerdau Ameristeel).

Information by business segment:

	Business Segment
	Long Steel Brazil		Açominas Ouro Branco		South America (*)		North America		Consolidated
	6/30/2004	6/30/2003	6/30/2004	6/30/2003	6/30/2004	6/30/2003	6/30/2004	6/30/2003	6/30/2004	6/30/2003
Net sales revenues	3,342,191	2,377,316	1,188,520	1,108,686	347,238	215,379	4,594,073	2,655,747	9,472,022	6,357,128
Identifiable assets (**)	3,606,007	3,165,001	3,435,325	3,473,497	634,791	505,037	5,143,274	4,266,648	12,819,397	11,410,183
Capital expenditures	142,008	147,843	211,885	198,185	14,215	8,853	119,016	71,146	487,124	426,027
Depreciation / amortization	116,086	99,269	149,919	64,603	14,622	10,842	131,555	117,401	412,182	292,115

( * )  Does not include Brazilian operations.

(**) Identifiable assets: Accounts receivable, inventories and fixed assets

NOTE 21 -                                      SUPPLEMENTARY INFORMATION – STATEMENT OF CASH FLOWS

In order to permit additional analysis, the statement of cash flows prepared using the indirect method is being presented as supplementary information.

	Company		Consolidated
	6/30/2004	6/30/2003	6/30/2004	6/30/2003
NET INCOME FOR THE PERIOD	1,124,762	444,775	1,300,625	549,301
Equity in the results of investees	(1,124,366)	(104,592)	3,169	311,309
Provision for credit risks	—	6,039	7,868	9,417
Gain and/or loss on disposal of fixed assets	—	5,233	9,738	7,087
Gain and/or loss on investment disposal	—	35	3,561	1,644
Monetary and exchange variations	4,001	(12,908)	202,948	(12,007)
Depreciation and amortization	—	97,737	412,182	292,115
Income tax and social contribution	(38,750)	16,732	266,727	(233,895)
Interest on debt	21,395	158,361	231,810	296,201
Contingencies/judicial deposits	116	3,744	15,670	16,049
Changes in trade accounts receivable	—	(142,334)	(822,050)	(277,324)
Changes in inventory	—	(222,097)	(448,709)	(231,320)
Changes in suppliers	—	(16,488)	317,710	114,844
Other operating activity accounts	(12,411)	87,567	117,463	(50,030)
Net cash provided by (used in) operating activities	(25,253)	321,804	1,618,712	793,391
Acquisition/disposal of fixed assets	—	(141,790)	(487,124)	(426,026)
Increase in deferred charges	—	(1,018)	(6,315)	(3,048)
Acquisition/disposal of investments	(289,260)	(59,201)	721	2,952
Interest on capital/profit distribution received	344,035	26,740	—	—
Net cash provided by (used in) investing activities	54,775	(175,269)	(492,718)	(426,122)
Suppliers of fixed assets	—	2,318	(1,611)	(2,007)
Working capital financing	—	54,084	28,758	171,983
Debentures	187	(18,075)	(11,912)	(14,718)
Permanent asset financing	—	60,394	193,196	224,864
Amortization of permanent asset financing	—	(143,919)	(383,860)	(277,417)
Payment of interest on financing	—	(94,746)	(215,568)	(227,130)
Loans with related parties	160,249	(6,298)	(1,820)	(15,741)
Capital increase/treasury shares	(27,036)	—	(25,902)	—
Payment of dividends/interest on capital and participations	(252,206)	(274,014)	(297,451)	(278,607)
Net cash used in financing activities	(118,806)	(420,256)	(716,170)	(418,773)
Changes in cash balance	(89,284)	(273,721)	409,824	(51,504)
Cash balance
At the beginning of the period	177,684	365,680	1,017,006	1,430,656
Effect of exchange rate changes on cash	—	—	63,298	(193,462)
Opening balance of companies consolidated in the period	—	—	—	12,789
At the end of the period	88,400	91,959	1,490,128	1,198,479
Composition of final cash
Marketable securities	86,530	39,427	1,286,458	939,868
Cash and banks	1,870	52,532	203,670	258,611

NOTE 22 -                                      SUBSEQUENT EVENTS

On July 31, 2004, the Company’s Board of Directors approved the Executive Board’s proposal of July 30, 2004, related to the prepayment of dividends on account of the third quarter of this year, as interest on capital. The interest on capital will be calculated and credited to the shareholders of record at August 13, 2004 (R$ 0.46 per common and preferred share), estimated to be paid on November 17, 2004 and will be considered as prepayment of the minimum statutory dividend.

********************************

05.01 - Comments on the Quarterly Performance

With the transfer of its operating assets to the subsidiary Gerdau Açominas S.A. on November 28, 2003, the revenues of Gerdau S.A., as from that date, were provided by the investments in subsidiaries and associated companies. The amount of these investments, at the end of June, totaled R$ 5.3 billion.

In the second quarter of 2004, these investments generated an equity in the results of R$ 744.9 million.

Net income reached R$ 742.8 million in the quarter, which represents R$ 2.52 per share.

On June 30, shareholders’ equity of Gerdau S.A. amounted to R$ 4.9 billion, equivalent to an equity amount of R$ 16.74 per share.

At the end of the quarter, the Company presented the following financial and economic data:

	2nd quarter/04	Accum. 6 months/04
Income from investments – R$ thousand	744,925	1,124,366
Net income – R$ thousand	742,803	1,124,762
Net income per share – R$	2.52	3.81

		6/30/04
Capital – R$ thousand		3,471,312
Shareholders’ equity – R$ thousand		4,939,841
Book value per share – R$		16.74

Interest on capital and dividends relating to the second quarter of 2004 will be paid on August 17, to the shareholders. Of the amount of R$ 191.8 million (R$ 0.65 per share) to be paid, R$ 106.2 million (R$ 0.36 per share) will be paid as interest on capital and R$ 85.6 million (R$ 0.29 per share) as dividends.

The Board of Directors Meeting of Gerdau S.A., held on July 31, approved the payment of interest on capital as an advance on the results for the third quarter of 2004. At November 17 shareholders will receive R$ 135.8 million (R$ 0.46 per share) on the number of shares held on August 13, 2004.

The shareholders meeting of April 29 approved a 100% stock dividend on the shares held at that date. Accordingly, the number of shares issued increased from 148.3 million to 296.7 million.

At the São Paulo Stock Exchange (BOVESPA), the activity in Gerdau S.A. (GGBR) shares during the first six-month period of 2004 amounted to R$ 2.5 billion. This volume represents an increase of 173.4% compared to the same 2003 period. 80,330 trades were carried out and 51.4 million securities were traded, which exceeded by 85.4% and 76.8%, respectively, the numbers for the first half of the prior year. In the period, preferred shares appreciated by 25.1% and the daily average of negotiations reached R$ 19.5 million.

Transactions in ADRs of Gerdau S.A. (GGB) on the New York Stock Exchange totaled 27.3 million shares in the first six-month period of this year, exceeding by 207.3% the shares traded in the same prior year period. Trading amounted to US$ 463.1 million, 411.9% higher than the first half of 2003. In the period, the daily average of trades was US$ 3.7 million.

During the first six-month period of 2004, 172.2 thousand preferred shares of Gerdau S.A. (XGGB) were traded in the Madrid Stock Exchange (Latibex), resulting in activity of about € 2.3 million.

In order to comply with CVM Instruction 381/2003, Gerdau S.A. informs that PricewaterhouseCoopers Auditores Independentes, the provider of external audit services to the Company, did not render services that were not related to external audit during 2004.

06.01 - Consolidated Balance Sheet - Assets (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 - 6/30/2004	4 - 3/31/2004
1	Total assets	16,270,322	15,101,649
1.01	Current assets	7,253,852	6,108,200
1.01.01	Cash and banks	203,670	221,577
1.01.02	Credits	3,811,023	2,981,395
1.01.02.01	Trade accounts receivable	2,367,068	1,887,617
1.01.02.02	Tax credits	157,497	164,497
1.01.02.03	Marketable securities	1,286,458	929,281
1.01.03	Inventories	2,873,969	2,562,324
1.01.03.01	Finished products	1,146,606	881,438
1.01.03.02	Work in process	421,852	366,329
1.01.03.03	Raw materials	641,288	687,252
1.01.03.04	Warehouse materials	614,807	559,014
1.01.03.05	Advances to suppliers	49,416	68,291
1.01.04	Other	365,190	342,904
1.01.04.01	Other receivables	224,993	218,000
1.01.04.02	Deferred income tax and social contribution	140,197	124,904
1.02	Long-term receivables	1,035,496	1,096,843
1.02.01	Sundry credits	10,212	10,212
1.02.01.01	Eletrobrás loans	10,212	10,212
1.02.02	Receivables from related parties	36,146	30,996
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	36,146	30,996
1.02.02.03	Other related parties	0	0
1.02.03	Other	989,138	1,055,635
1.02.03.01	Judicial deposits and other	245,062	233,667
1.02.03.02	Deferred income tax and social contribution	744,076	821,968
1.03	Permanent assets	7,980,974	7,896,606
1.03.01	Investments	378,132	451,435
1.03.01.01	In associated companies	0	0
1.03.01.02	In subsidiaries	0	0
1.03.01.03	Other	0	0
1.03.02	Fixed assets	7,578,360	7,423,214
1.03.02.01	Land, buildings and structures	3,586,236	3,419,621
1.03.02.02	Machinery, equipment and installations	7,340,598	7,013,421
1.03.02.03	Furniture and fixtures	157,514	125,988
1.03.02.04	Vehicles	44,544	43,791
1.03.02.05	Electronic data equipment	239,988	229,097
1.03.02.06	Construction in progress	599,464	769,025
1.03.02.07	Forestation/reforestation	189,478	181,084
1.03.02.08	Accumulated depreciation	(4,579,462)	(4,358,813)
1.03.03	Deferred charges	24,482	21,957

06.02 - Consolidated Balance Sheet - Liabilities and Shareholders’ Equity (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 - 6/30/2004	4 - 3/31/2004
2	Total liabilities and shareholders’ equity	16,270,322	15,101,649
2.01	Current liabilities	4,774,495	4,483,800
2.01.01	Loans and financing	2,219,572	2,222,844
2.01.02	Debentures	3,139	7,514
2.01.03	Suppliers	1,525,311	1,535,936
2.01.04	Taxes, charges and contributions	363,725	244,449
2.01.05	Dividends payable	195,551	90,607
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	467,197	382,450
2.01.08.01	Salaries payable	195,575	128,704
2.01.08.02	Deferred income tax and social contribution	55,193	47,785
2.01.08.03	Other payables	216,429	205,961
2.02	Long-term liabilities	5,612,314	5,458,716
2.02.01	Loans and financing	3,750,753	3,685,546
2.02.02	Debentures	473,337	462,540
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	0	0
2.02.05	Other	1,388,224	1,310,630
2.02.05.01	Provision for contingencies	242,225	232,450
2.02.05.02	Deferred income tax and social contribution	659,681	592,656
2.02.05.03	Other payables	208,594	201,391
2.02.05.04	Benefits to employees	277,724	284,133
2.03	Deferred income	0	0
2.04	Minority interest	943,672	770,257
2.05	Shareholders’ equity	4,939,841	4,388,876
2.05.01	Paid-up capital	3,471,312	1,735,656
2.05.02	Capital reserves	376,672	376,672
2.05.02.01	Investments	342,909	342,909
2.05.02.02	Special – Law 8200/91	21,488	21,488
2.05.02.03	Other	12,275	12,275
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	253,375	1,989,031
2.05.04.01	Legal	184,429	184,429
2.05.04.02	Statutory	68,946	1,804,602
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated losses	838,482	287,517

07.01 - Consolidated Statement of Income (R$ thousands)

Code	Description	3 - 4/1/2004 to 6/30/2004	4 - 1/1/2004 to 6/30/2004	5 - 4/1/2003 to 6/30/2003	6 - 1/1/2003 to 6/30/2003
3.01	Gross sales and/or services	6,306,775	11,279,701	3,557,706	7,482,221
3.02	Deductions	(1,007,759)	(1,807,679)	(527,417)	(1,125,093)
3.02.01	Taxes on sales	(615,859)	(1,076,856)	(339,765)	(679,506)
3.02.02	Freights and discounts	(391,900)	(730,823)	(187,652)	(445,587)
3.03	Net sales and/or services	5,299,016	9,472,022	3,030,289	6,357,128
3.04	Cost of sales and/or services rendered	(3,432,740)	(6,588,478)	(2,245,993)	(4,741,264)
3.05	Gross profit	1,866,276	2,883,544	784,296	1,615,864
3.06	Operating expenses/income	(644,483)	(1,069,092)	(642,838)	(1,121,642)
3.06.01	Selling	(117,588)	(214,670)	(115,610)	(207,607)
3.06.02	General and administrative	(273,837)	(482,289)	(160,422)	(348,853)
3.06.03	Financial	(229,410)	(382,985)	(140,693)	(250,173)
3.06.03.01	Financial income	64,662	110,198	3,535	11,423
3.06.03.02	Financial expenses	(294,072)	(493,183)	(144,228)	(261,596)
3.06.04	Other operating income	(3,526)	14,021	0	0
3.06.05	Other operating expenses	0	0	(3,738)	(3,700)
3.06.06	Equity in the results of subsidiary and associated companies	(20,122)	(3,169)	(222,375)	(311,309)
3.07	Operating profit	1,221,793	1,814,452	141,458	494,222
3.08	Non-operating results	6,776	(2,742)	(8,627)	(9,624)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	6,776	(2,742)	(8,627)	(9,624)
3.09	Income before taxes and participations	1,228,569	1,811,710	132,831	484,598
3.10	Provision for income tax and social contribution	(219,683)	(333,058)	(61,382)	(134,283)
3.11	Deferred income tax	(128,372)	(163,008)	195,073	208,012
3.12	Statutory participations and contributions	(7,184)	(15,019)	(4,488)	(9,026)
3.12.01	Participations	(7,184)	(15,019)	(4,488)	(9,026)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(130,527)	(175,863)	(63,160)	(104,526)
3.15	Net income for the period	742,803	1,124,762	198,874	444,775
	Number of shares (thousands), excluding treasury stock	295,135	295,135	148,354	148,354
	Net income per share	2.51682	3.81101	1.34054	2.99807
	Loss per share

08.01 - Comments on the Consolidated Performance

Production and Sales

•                  During the second quarter of 2004, Gerdau companies produced 3.2 million metric tons of plates, blocks and billets, 2.9% higher than the volume of the first quarter. Of this amount, operations in Brazil contributed with 1.9 million metric tons, 57.5% of total volume. North America plants produced 1.3 million metric tons, 39.2% of the quarter’s production. The companies in Chile and Uruguay produced 106.4 thousand metric tons, being responsible for the other 3.3%.

Production	2nd Q. 2004	1st Q. 2004	Variation	1st half. 2004	1st half. 2003	Variation
(1,000 metric tons)
Crude steel (plates, blocks and billets)
Brazil	1,857.1	1,719.6	8.0%	3,576.6	3,367.3	6.2%
North America	1,267.4	1,333.5	(5.0)%	2,600.9	2,516.7	3.3%
South America	106.4	86.0	23.7%	192.4	169.9	13.2%
Total	3,230.9	3,139.1	2.9%	6,369.9	6,053.9	5.2%

Rolled steel
Brazil	1,099.5	1,021.3	7.7%	2,120.8	1,860.9	14.0%
North America	1,219.1	1,262.0	(3.4)%	2,481.1	2,337.7	6.1%
South America	115.3	106.4	8.4%	221.7	181.0	22.5%
Total	2,433.9	2,389.7	1.9%	4,823.6	4,379.6	10.1%

•                  The rolled steel production increased 1.9% in the second quarter, compared to the first quarter. 2.4 million of metric tons of rolled steel products was produced, of which 1.1 million metric tons (45.2% of total) by Gerdau Açominas, 1.2 million by North America units (50.1% of total) and 115.3 thousand metric tons by the companies in South America outside Brazil (4.7% of total).

Production of plates, blocks and billets (1,000 metric tons)	Production of Rolled steel (1,000 metric tons)

•                  Consolidated sales totaled 3.1 million metric tons in the second quarter of this year, practically the same volume as the first quarter. Of these sales, operations in Brazil contributed with 53.6%, North America with 42.6% and the companies in Chile, Uruguay and Argentina with the other 3.8%.

•                  Gerdau Açominas, which concentrates all Gerdau operations in Brazil, sold, in the quarter, 1.7 million metric tons of steel products, of which 62.4% was shipped to customers in Brazil and 37.6% to foreign customers. Sales for the domestic market reached 1.0 million metric tons and increased 14.7% in the quarter. This increase was mainly due to the industrial sector , which has been presenting a very positive performance, especially in the sectors with good export capacity, and also due to the gradual recovery of the civil construction sector. Exports totaled 632.2 thousand metric tons in the second quarter, 12.6% lower than the first quarter, due to the increase in sales for the domestic market. In the second quarter, foreign shipments generated revenues of US$ 289.3 million against US$ 219.9 million in the first quarter. Even with the decrease of volume, the exports financial results increased 31.5%, a consequence of the increase in prices of steel products in the international market.

Sales	2nd Q. 2004	1st Q. 2004	Variation	1st half 2004	1st half 2003	Variation
(1,000 metric tons)
Brazil
Domestic market	1,049.4	914.6	14.7%	1,963.9	1,651.7	18.9%
Exports	632.2	723.5	(12.6)%	1,355.7	1,450.1	(6.5)%
Total	1,681.6	1,638.1	2.7%	3,319.7	3,101.8	7.0%

Foreign
North America	1,334.1	1,389.0	(4.0)%	2,723.2	2,555.2	6.6%
South America	119.1	120.8	(1.4)%	239.9	208.7	15.0%
Total	1,453.2	1,509.8	(3.7)%	2,963.0	2,763.8	7.2%

Total Consolidated	3,134.8	3,147.9	(0.4)%	6,282.7	5,865.6	7.1%

•                  Foreign market sales in the second quarter by the companies in Chile, Uruguay and Argentina were 1.4% less than the first quarter, totaling 119.1 thousand metric tons. In North America, sales amounted to 1.3 million metric tons, 4.0% less than in the first quarter, due to the higher purchases in March because of the increase in prices announced for April and May.

Sales (1,000 metric tons)	Sales by Product line (% on the 2nd.Q 04 metric tons)

Results

•                  Net consolidated sales reached R$ 5.3 billion in the second quarter of the year, 27.0% higher than those of the first quarter, due to the higher revenue obtained with exports and better performance in the North American operations, as a result of the increase in prices of steel products in the international market. The increase of 14.7% in the sales volume for local customers in the domestic market has also contributed.

Net sales	2nd Q. 2004	1st Q. 2004	Variation	1st half 2004	1st half 2003	Variation
(R$ million)
Brazil	2,542.7	1,988.0	27.9%	4,530.7	3,486.0	30.0%
North America	2,566.5	2,027.6	26.6%	4,594.1	2,655.7	73.0%
South America	189.8	157.4	20.6%	347.2	215.4	61.2%
Total	5,299.0	4,173.0	27.0%	9,472.0	6,357.1	49.0%

•                  The better operating margins of exports and of the North American operations were responsible for the increase in gross margin from 24.4%, in the first quarter, to 35.2%, in the second quarter. Gross profit reached R$ 1.9 billion in the months from April to June, 83.5% higher than January and March of this year.

Net Sales per metric ton (R$ per metric ton)	Gross margin (%)

•                  Selling, general and administrative expenses were R$ 391.4 million in the second quarter of 2004, representing an increase of 28.1% in relation to the first three months of the year, in line with the increase in net sales for the same period (+27.0%). The percentage of expenses on net sales was 7.4%.

EBTDA	2nd Q. 2004	1st Q. 2004	Variation	1st half 2004	1st half 2003	Variation
(R$ million)
Gross profit	1,866.3	1,017.3	83.5%	2,883.5	1,615.9	78.4%
Selling expenses	(117.6)	(97.1)	21.1%	(214.7)	(207.6)	3.4%
General and administrative expenses	(273.8)	(208.4)	31.4%	(482.3)	(348.9)	38.2%
Depreciation and amortization	240.6	171.5	40.3%	412.2	292.1	41.2%
EBITDA	1,715.5	883.3	94.2%	2,598.7	1,351.5	92.3%
Financial expenses, net (excluding exchange and monetary variations)	(89.1)	(101.6)	(12.3)%	(190.7)	(252.8)	(24.6)%
Exchange and monetary variations	(140.3)	(52.0)	169.8%	(192.3)	2.6	—
EBTDA	1,486.1	729.7	103.7%	2,215.7	1,101.3	101.2%

•                  EBITDA (operating cash generation) reached R$ 1.7 billion in the quarter, 94.2% higher than in the first quarter of 2004, due to the better performance of the North America operations. As a result,  EBITDA margin increased from 21.2%, in the first quarter to 32.4%, in the second period of the year.

EBITDA	2nd Q. 2004	1st Q. 2004	Variation	1st half 2004	1st half 2003	Variation
(R$ million)
Brazil	1,028.5	619.7	66.0%	1,648.1	1,164.6	41.3%
North America	613.5	204.0	200.7%	817.5	119.1	586.4%
South America	73.5	59.6	23.3%	133.1	67.8	96.3%
Total	1,715.5	883.3	94.2%	2,598.7	1,351.5	92.3%

•                  Net financial expenses for the quarter increased 49.4%, basically due to the devaluation of 6.8% of the real in comparison to the U.S. dollar in the period. In the second quarter of 2004, net financial expenses totaled R$ 229.4 million, of which R$ 13.9 million were monetary variation expenses and R$ 126.4 million foreign exchange expenses.

•                  Equity accounting was negative in the amount of R$ 20.1 million in the quarter, reflecting the variations of the different currencies in relation to the real on Gerdau’s foreign investments and also the tax incentives and amortization of goodwill.

•                  Net income reached R$ 873.3 million in the second quarter of 2004, 104.4% higher than the first quarter. Of this result, foreign operations contributed with 43.7% against 24.3% in the first quarter. Net margin increased from 10.2% in the first three months of the year 2004 to 16.5% in the period from April to June 2004.

Net income	2nd Q. 2004	1st Q. 2004	Variation	1st half 2004	1st half 2003	Variation
(R$ million)
Brazil	491.7	323.6	51.9%	815.3	537.3	51.7%
North America	332.0	62.6	430.4%	394.6	(27.6)	—
South America	49.6	41.1	20.7%	90.7	39.6	129.0%
Total	873.3	427.3	104.4%	1,300.6	549.3	136.8%

Investments

•                  In the second quarter, investments in fixed assets totaled US$ 101.6 million. Of this amount, US$ 84.8 million (83.5% of the total) were invested in the Brazilian companies, US$ 15.0 million (14.8% of the total) in North America and the other US$ 1.8 million (1.7% of the total) in South America.

Investments	2nd Q. 2004	1st Q. 2004	1st half 2004
(US$ million)
Brazil	84.8	51.5	136.3
Gerdau Açominas	83.3	50.1	133.4
Other	1.5	1.4	2.9

Foreign	16.8	25.3	42.1
North America	15.0	23.3	38.3
South America	1.8	2.0	3.8

Total	101.6	76.8	178.4

•                  Within the perspective of a higher growth in the domestic market demand, Gerdau is accelerating its investment program. Practically all plants are receiving investments in the steel mill and rolling areas, aiming at expanding the current production capacities. Accordingly, besides fully meeting the domestic market demand there will be conditions to maintain a proper export level in accordance with the commitments assumed with foreign customers.

•                  In the investments program, the increase in the capacity of Ouro Branco (MG), Gerdau Aços Finos Piratini (RS) and Gerdau Cosigua (RJ) plants should be highlighted. In the Ouro Branco plant, the steel production capacity will increase from three million metric tons per year to seven million metric tons up to 2008/09, with an intermediate phase of 1.5 million metric tons increase for 2006/07. In Aços Finos Piratini, the rolled steel capacity production for the industry will increase from 350 thousand metric tons to 500 thousand metric tons in the next year. In Cosigua, the expansion of the installed capacity of Rolling Mill 3 of profiles to 420 thousand metric tons per year is planned, up to the end of 2005, with an increase of 150 thousand metric tons over the current capacity.

•                  Investments in Gerdau Riograndense (RS) and in Gerdau Cearense (CE) are also scheduled. In Riograndense, improvements in the steel mill processes will permit an additional production of 60 thousand metric tons of steel per year up to 2006. In Cearense, the installation of a new reheating furnace and the elimination of bottlenecks, scheduled for 2006, will expand the annual production of the unit by 50%, from 100 thousand metric tons to 150 thousand metric tons.

Financial Debt

•                  The increase in cash generation, arising from the maturity of investments in prior periods and from the improvement of the demand for steel products in the domestic market, together with the increase of prices in the international market, has provided conditions to reduce net indebtedness along this year, especially in the second quarter. At June 30, 2004 net debt was R$ 5.0 billion, 5.2% less than that at the end of March and 12.2% less compared to June 30, 2003.

•                  Of the Gross debt (R$ 6.4 billion), 34.5% was short-term (R$ 2.2 billion) and 65.5% was long-term (R$ 4.2 billion), percentages similar to those of March 31.

•                  At June 30, cash and short-term investment balances totaled R$ 1.5 billion, of which 59.2% (R$ 881.6 million) was indexed to the U.S. dollar.

Debt	6. 30.2004	3. 31.2004	6. 30.2003
(R$ million)
Short-term
Local currency	190.6	186.5	445.4
Foreign currency	1,127.6	1,539.8	1,856.8
Foreign companies	904.5	504.0	927.0
Total	2,222.7	2,230.3	3,229.2

Long-term
Local currency	702.4	713.9	1,071.1
Foreign currency	1,887.2	1,243.1	689.5
Foreign companies	1,634.5	2,191.1	1,853.0
Total	4,224.1	4,148.1	3,613.6

Gross debt	6,446.8	6,378.4	6,842.8
Cash and banks and short-term investments	1,490.1	1,150.9	1,198.5

Net debt	4,956.7	5,227.5	5,644.3

On June 30, 2004, 17% of debt in foreign currency was protected by hedge contracts.

•                  On June 3, Gerdau Açominas S.A. concluded the placement of the second tranche of US$ 128 million of the Export Receivables program, representing an important tool to extend the debt profile of the Company. This second tranche was placed with final maturity of eight years (April 2012) and interest of 7.321% per annum. The operation was concluded jointly with a derivative instrument (US Treasury Lock), which reduced the effective final cost to 6.798% per annum.

•                  At June 30, the payment schedule of long-term debt, including debentures, was as follows:

Year	R$ million
2005	195.8
2006	540.2
2007	709.3
2008	553.5
2009 and after	2,225.3
Total	4,224.1

•                  At the end of the quarter, the main indices related to the debt were the following:

Indices	6. 30.2004	3. 31.2004	6. 30.2003
Net debt / Total net capitalization	45.7%	50.3%	54.2%
EBITDA(1) / Net financial expenses(1) (excluding monetary and exchange variations)	8.4x	5.6x	5.5x
Gross debt / EBITDA(1)	1.6x	2.2x	2.6x
Net debt / EBITDA(1)	1.3x	1.8x	2.1x

(1) – Accumulated for the last 12 months

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - COMPANY NAME	3 – CNPJ	4 - CLASSIFICATION	5 -% OF INVESTEES CAPITAL	6 - % OF SHARE HOLDERS’ EQUITY OF INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES FOR THE QUARTER (THOUSANDS)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (THOUSANDS)

01	Gerdau Intern. Empreend. Ltda.	87.040.598/0001-20	Non-public Subsidiary	94.49	41.25
Commercial, industrial and other			2,044,695		2,087,971

03	Gerdau Açominas S.A.	17.227.422/0001-05	Non-public Subsidiary	92.15	66.03
Commercial, industrial and other		146,191			131,541

10.01 - Characteristics of Public or Private Issue of Debentures

1 – ITEM	01
2 – ORDER NUMBER	03
3 – CVM REGISTRATION NUMBER	DCA-82/018
4 – CVM REGISTRATION DATE	7/29/1982
5 – ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1982
9 – MATURITY DATE	6/1/2011
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	CDI
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (reais)	375.24
14 – ISSUED AMOUNT (thousands of reais)	9.005
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	24,000
16 – OUTSTANDING DEBENTURES (UNIT)	12,695
17 – TREASURY DEBENTURES (UNIT)	11,305
18 – REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	9/19/2002
22 – DATE OF THE NEXT EVENT	6/1/2011

1 – ITEM	02
2 – ORDER NUMBER	03
3 – CVM REGISTRATION NUMBER	DCA-82/019
4 – CVM REGISTRATION DATE	8/11/1982
5 – ISSUED SERIES	B
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1982
9 – MATURITY DATE	6/1/2011
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	CDI
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (reais)	375.24
14 – ISSUED AMOUNT (thousands of reais)	9,005
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	24,000
16 – OUTSTANDING DEBENTURES (UNIT)	3,959
17 – TREASURY DEBENTURES (UNIT)	20,041
18 – REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	9/19/2002
22 – DATE OF THE NEXT EVENT	6/1/2011

1 – ITEM	03
2 – ORDER NUMBER	07
3 – CVM REGISTRATION NUMBER	DCA-82/024
4 – CVM REGISTRATION DATE	2/28/1982
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	7/1/1982
9 – MATURITY DATE	7/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	CDI
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (reais)	375.24
14 – ISSUED AMOUNT (thousands of reais)	8,555
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	22,800
16 – OUTSTANDING DEBENTURES (UNIT)	4,312
17 – TREASURY DEBENTURES (UNIT)	18,488
18 – REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	9/19/2002
22 – DATE OF THE NEXT EVENT	7/1/2012

1 – ITEM	04
2 – ORDER NUMBER	08
3 – CVM REGISTRATION NUMBER	DCA-82/004
4 – CVM REGISTRATION DATE	12/23/1982
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	11/1/1982
9 – MATURITY DATE	5/2/2013
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	CDI
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (reais)	375.24
14 – ISSUED AMOUNT (thousands of reais)	22,509
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	59,988
16 – OUTSTANDING DEBENTURES (UNIT)	35,679
17 – TREASURY DEBENTURES (UNIT)	24,309
18 – REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	9/19/2002
22 – DATE OF THE NEXT EVENT	5/2/2013

1 – ITEM	05
2 – ORDER NUMBER	09
3 – CVM REGISTRATION NUMBER	DCA-83044
4 – CVM REGISTRATION DATE	8/8/1983
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	5/1/1983
9 – MATURITY DATE	9/1/2014
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	CDI
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (reais)	375.24
14 – ISSUED AMOUNT (thousands of reais)	15,715
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	41,880
16 – OUTSTANDING DEBENTURES (UNIT)	627
17 – TREASURY DEBENTURES (UNIT)	41,253
18 – REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	9/19/2002
22 – DATE OF THE NEXT EVENT	9/1/2014

1 – ITEM	06
2 – ORDER NUMBER	11
3 – CVM REGISTRATION NUMBER	DEB-90/041
4 – CVM REGISTRATION DATE	9/3/1990
5 – ISSUED SERIES	A
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1990
9 – MATURITY DATE	6/1/2020
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	CDI
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (reais)	1,416.00
14 – ISSUED AMOUNT (thousands of reais)	35,400
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	25,000
16 – OUTSTANDING DEBENTURES (UNIT)	2,712
17 – TREASURY DEBENTURES (UNIT)	22,288
18 – REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	9/19/2002
22 – DATE OF THE NEXT EVENT	6/1/2020

1 – ITEM	07
2 – ORDER NUMBER	11
3 – CVM REGISTRATION NUMBER	DEB-91/004
4 – CVM REGISTRATION DATE	1/8/1991
5 – ISSUED SERIES	B
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	6/1/1990
9 – MATURITY DATE	6/1/2020
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION OF REMUNERATION IN EFFECT	CDI
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (reais)	1,416.00
14 – ISSUED AMOUNT (thousands of reais)	35,400
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	25,000
16 – OUTSTANDING DEBENTURES (UNIT)	1,410
17 – TREASURY DEBENTURES (UNIT)	23,590
18 – REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	9/19/2002
22 – DATE OF THE NEXT EVENT	6/1/2020

1 – ITEM	08
2 – ORDER NUMBER	13
3 – CVM REGISTRATION NUMBER	DEB/2002/016
4 – CVM REGISTRATION DATE	5/27/2002
5 – ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	11/1/2001
9 – MATURITY DATE	11/1/2008
10 – TYPE OF DEBENTURE	SUBORDINATED
11 – CONDITION OF REMUNERATION IN EFFECT
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (reais)	10,000.00
14 – ISSUED AMOUNT (thousands of reais)	300,000
15 – NUMBER OF ISSUED DEBENTURES (UNIT)	30,000
16 – OUTSTANDING DEBENTURES (UNIT)	0
17 – TREASURY DEBENTURES (UNIT)	30,000
18 – REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION	11/1/2003
22 – DATE OF THE NEXT EVENT	11/1/2008

16.01  Other Information the Company Considers Relevant

Corporate Governance – Level 1

In compliance with the Regulation of Differentiated Practices for Corporate Governance (Level 1), we present below tables showing ownership interests involving all direct or indirect holdings that exceed 5% of voting capital, down to the level of individual holdings.

- POSITION AS OF JUNE 30, 2004

GERDAU S.A. – CNPJ No. 33.611.500/0001-19

- Capital: R$ 3,471,312,349.01

OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER’S NAME	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%

METALÚRGICA GERDAU S/A	87,794,416	83.35	45,011,704	23.23	130,806,120	44.09
STA. FELICIDADE COM. EXP. DE PRODS SID LTDA	2,436,068	2.37	9,827,236	5.07	12,263,304	4.13
OTHER CONTROLLING SHAREHOLDERS	3,389,050	3.29	264,378	0.14	3,653,428	1.23
SUBTOTAL	91,619,534	89.01	55,103,318	28.44	146,722,852	49.45
TREASURY SHARES	—		1,573,200	0.81	1,573,200	0.53
SHARES IN THE MARKET	11,316,914	10.99	137,095,056	70.75	148,411,970	50.02
TOTAL ISSUED	102,936,448	100.00	193,771,574	100.00	296,708,022	100.00

METALÚRGICA GERDAU S.A. – CNPJ No. 92.690.783/0001-09

- Capital: R$ 1,664,000,000.00

OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER’S NAME	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%

INDAC – IND. ADM. E COM. S/A	8,131,102	29.33	—	—	8,131,102	9.78
GRUPO GERDAU EMPREEND. LTDA	7,089,334	25.57	3,300	0.01	7,092,634	8.53
GERSUL EMPREEND. IMOBS. LTDA	3,860,486	13.93	—	—	3,860,486	4.64
OTHER CONTROLLING SHAREHOLDERS	20,972	0.08	227,658	0.41	248,630	0.30
SUBTOTAL	19,101,894	68.90	230,958	0.42	19,332,852	23.25
OTHER	8,621,036	31.10	54,532,902	98.35	63,153,938	75.93
TREASURY SHARES	—	—	682,000	1.23	682,000	0.82
TOTAL	27,722,930	100.00	55,445,860	100.00	83,168,790	100.00

STA FELICIDADE COM., IMPORT. E EXPORT DE PROD.

SIDERÚRGICOS LTDA – CNPJ No. 78.566.288/0001-53

- Capital: R$ 108,000,000.00

OWNERSHIP

	TOTAL
QUOTAHOLDER’S NAME	NUMBER OF QUOTAS	%

METALÚRGICA GERDAU S/A	107,999,850	100.00
GRUPO GERDAU EMPREENDIMENTOS LTDA	150	0.00
SUBTOTAL	108,000,000	100.00
OTHER	—	0.00
TOTAL	108,000,000	100.00

INDAC – INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S/A – CNPJ No. 92.690.817/0001-57

- Capital: R$ 225,411,900.81

OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER’S NAME	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%

CINDAC – EMPREEND. E PART. S/A	468,383,161	100.00	936,766,147	100.00	1,405,149,308	100.00
OTHER	—	—	175	0.00	175	0.00
TOTAL	468,383,161	100.00	936,766,322	100.00	1,405,149,483	100.00

GRUPO GERDAU EMPREENDIMENTOS LTDA – CNPJ No. 87.153.730/0001-00

- Capital: R$ 115,143,000.00

OWNERSHIP

	TOTAL
QUOTAHOLDER’S NAME	NUMBER OF QUOTAS	%

GERSUL EMPREENDIMENTOS IMOBILIÁRIOS LTDA.	101,125,328	87.83
OTHER	14,017,672	12.17
TOTAL	115,143,000	100.00

GERSUL EMPREENDIMENTOS IMOBILIÁRIOS LTDA – CNPJ No. 89.558.555/0001-67

- Capital: R$ 220,827,384.00

OWNERSHIP

	TOTAL
QUOTAHOLDER’S NAME	NUMBER OF QUOTAS	%

INDAC – ADMINISTRAÇÃO, INDÚSTRIA. E COMÉRCIO S/A	163,068,976	73.84
AÇOTER PARTICIPAÇÕES LTDA	35,853,183	16.25
SUBTOTAL	198,922,159	90.08
OTHER	21,905,225	9.92
TOTAL	220,827,384	100.00

AÇOTER PARTICIPAÇÕES LTDA. – CNPJ No. 02.290.525/0001-34

- Capital: R$ 32,529,000.00

OWNERSHIP

	TOTAL
QUOTAHOLDER’S NAME	NUMBER OF QUOTAS	%

INDAC – INDÚSTRIA, ADMINISTRAÇÃO E COMÉRCIO S.A.	32,528,996	100.00
OTHER	4	0.00
TOTAL	32,529,000	100.00

CINDAC – EMPREENDIMENTOS E PARTICIPAÇÕES S/A - CNPJ No. 89.550.883/0001-17

- Capital: R$ 202,153,942.56

OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER’S NAME	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%

STICHTING GERDAU JOHANNPETER	202,154,204	100.00	—	—	202,154,204	100.00
TOTAL	202,154,204	100.00	—	—	202,154,204	100.00

STICHTING GERDAU JOHANNPETER

Dutch

NAME OF MANAGERS AND BENEFICIARIES	PARTICIPATION	%

GERMANO HUGO GERDAU JOHANNPETER	Manager and Beneficiary	25.00
KLAUS GERDAU JOHANNPETER	Manager and Beneficiary	25.00
JORGE GERDAU JOHANNPETER	Manager and Beneficiary	25.00
FREDERICO CARLOS GERDAU JOAHANNPETTER	Manager and Beneficiary	25.00
		100.00

In compliance with the Regulation for Differentiated Practices for Corporate Governance (Level 1), we present below tables showing the number and characteristics of shares issued by the Company and which are directly or indirectly held by the Controlling Shareholders, Management, Fiscal Council Members, and Board of Directors.

- POSITION AS OF JUNE 30, 2004

GERDAU S.A. – CNPJ No. 33.611.500/0001-19

- Capital: R$ 3,471,312,349.01

OWNERSHIP

	NUMBER OF SHARES
SHAREHOLDER	COMMON	%	PREFERRED	%	TOTAL	%

Controlling Shareholders	91,619,534	89.01	55,103,318	28.44	146,722,852	49.45

Administrators
Board of Directors	—	—	3,624	0.00	3,624	0.00
Executive Directors	888	0.00	50,746	0.03	51,634	0.02

Fiscal Council	—	—	22,792	0.01	22,792	0.01

Treasury shares	—	—	1,573,200	0.81	1,573,200	0.53

Other shareholders	11,316,026	10.99	137,017,894	70.71	148,333,920	49.99

Total	102,936,448	100.00	193,771,574	100.00	296,708,022	100.00

Outstanding shares in the market	11,316,914	10.99	137,095,056	70.75	148,411,970	50.02

- POSITION AS OF JUNE 30, 2003

GERDAU S.A. – CNPJ No. 33.611.500/0001-19

- Capital: R$ 1,735,656,174.86

OWNERSHIP

	NUMBER OF SHARES
SHAREHOLDER	COMMON	%		PREFERRED	%	TOTAL	%

Controlling Shareholders	46,124,456	89.62		27,707,847	28.60	73,822,303	49.77

Administrators
Board of Directors	—	—		1,812	0.00	1,812	0.00
Executive Directors	545	0.00		41,841	0.04	42,386	0.03

Fiscal Council	—		*	11,396	0.01	11,396	0.01

Treasury shares	—	—		—	—	—	—

Other shareholders	5,343,223	10.38		69,122,891	71.34	74,466,114	50.19

Total	51,468,224	100.00		96,885,787	100.00	148,354,011	100.00

Outstanding shares in the market	5,343,768	10.38		69,177,940	71.40	74,521,708	50.23

In compliance with the Regulation for Differentiated Practices for Corporate Governance (Level 1), we present below tables showing the number of outstanding shares in the market and their percentage in relation to total shares issued.

- POSITION AS OF JUNE 30, 2004

GERDAU S.A. – CNPJ No. 33.611.500/0001-19

- Capital: R$ 3,741,312,349.01

OWNERSHIP

	NUMBER OF SHARES
	COMMON		PREFERRED		TOTAL
SHAREHOLDER	NUMBER OF SHARES	%	NUMBER OF SHARES	%	NUMBER OF SHARES	%

METALÚRGICA GERDAU S/A	85,794,416	83.35	45,011,704	23.23	130,806,120	44.09
STA. FELICIDADE COM. EXP. DE PRODS SID LTDA	2,436,068	2.37	9,827,236	5.07	12,263,304	4.13
OTHER CONTROLLING SHAREHOLDERS	3,389,050	3.29	264,378	0.14	3,653,428	1.23
SUBTOTAL	91,619,534	89.01	55,103,318	28.44	146,722,852	49.45
TREASURY SHARES	—		1,573,200	0.81	1,573,200	0.53
SHARES IN THE MARKET	11,316,914	10.99	137,095,056	70.75	148,411,970	50.02
TOTAL ISSUED	102,936,448	100.00	193,771,574	100.00	296,708,022	100.00

Gerdau Açominas S.A.

•      In the second quarter of 2004, sales of Gerdau Açominas S.A. reached R$ 3.3 billion, 29.5% higher than in the first quarter.  Net sales reached R$ 2.6 billion, an increase by 30.5%. From January to June, sales accumulated R$ 5.9 billion and net revenue reached R$ 4.6 billion, 37.2% and 32.1%, respectively, more than the pro forma for the first six-month period of 2003.

•      Gross margin was 43.5% in the second quarter, compared to 37.4% in the first quarter. The margin was better due to higher sales volume in the domestic market, where the mix is better, and the high prices of steel mill products in the international market, together with lower production costs. In the first six-month period of 2004, gross margin reached 40.9% compared to 39.4% in the same period of 2003, considering the pro forma statements.

•      From April to June, EBITDA (generation of operating cash) reached R$ 1.0 billion, 66.7% higher than January to March of 2004. EBITDA margin was 39.6% in the second quarter compared to 31.0% in the first quarter. In the accumulated for the year, EBITDA amounted to R$ 1.6 billion, with a margin of 35.8%.

•      Net income was R$ 527.1 million in the second quarter of 2004 (R$ 3.32 per share), 68.5% more than in the first quarter. During the first six-month period of 2004, net income reached R$ 839.9 million, 6.4% more than the pro forma for the first six-month period of 2003.

•      Based on the results for the quarter, on August 17, interest on capital and dividends related to the second quarter in the amount of R$ 209.4 million will be paid. This amount is equivalent to R$ 1.32 per share issued on June 30, of which R$ 0.848 per share as interest on capital and R$ 0.472 per share as dividends.

•      On June 30, net equity was R$ 3.6 billion, equivalent to a book value of R$ 22.94 per share.

GERDAU AÇOMINAS S.A. – UNCONSOLIDATED

BALANCE SHEET

Corporate Legislation - R$ thousand	Jun.04	Mar.04
CURRENT ASSETS	8,550,934	7,854,355
Current assets	3,416,137	2,767,307
Cash and banks	64,996	73,311
Trade accounts receivable	1,224,753	1,005,657
Tax credits	118,659	135,028
Marketable securities	391,238	81,765
Inventories	1,358,034	1,232,221
Other	258,457	239,325
Long-term receivables	444,855	445,182
Receivables from related parties	35,026
Other	409,829	445,182
Permanent assets	4,689,942	4,641,866
Investments	194,348	194,738
Fixed assets	4,480,304	4,434,682
Deferred charges	15,290	12,446

Corporate legislation - R$ thousand	Jun.04	Mar.04
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,550,934	7,854,355
Current liabilities	2,574,743	2,896,588
Loans and financing	1,293,343	1,708,604
Suppliers	646,306	538,441
Taxes, charges and contributions	256,165	197,434
Dividends/interest on capital payable	198,366	91,996
Payables to related parties	—	184,228
Other	180,563	175,885
Long-term liabilities	2,337,333	1,684,569
Loans and financing	2,241,561	1,600,466
Other	95,772	84,103
Shareholders’ equity	3,638,858	3,273,198
Paid-up capital	2,340,576	2,340,576
Capital reserves	180,014	131,989
Revenue reserves	590,982	60,222
Retained earnings	527,286	740,411

GERDAU AÇOMINAS S.A. – UNCONSOLIDATED

STATEMENT OF INCOME

Corporate legislation - R$ thousand	2Q2004	1Q2004	2Q2003	1 half 2004	1 half 2003
			Pro forma		Pro forma
GROSS SALES	3,332,413	2,574,020	2,193,179	5,906,433	4,305,114
Deductions	(741,847)	(588,811)	(431,017)	(1,330,658)	(841,909)
Net sales	2,590,566	1,985,209	1,762,162	4,575,775	3,463,205
Cost of sales	(1,463,269)	(1,242,771)	(1,117,882)	(2,706,040)	(2,100,195)
Gross profit	1,127,297	742,438	644,280	1,869,735	1,363,010
Net operating expenses	(417,384)	(307,706)	(323,668)	(725,090)	(602,979)
Selling expenses	(96,580)	(87,032)	(82,321)	(183,612)	(151,300)
General and administrative expenses	(165,184)	(139,403)	(112,964)	(304,587)	(222,937)
Financial income	40,989	17,558	(28,262)	58,547	(37,178)
Financial expenses	(202,893)	(110,815)	(101,720)	(313,708)	(186,961)
Other operating income (expenses), net	5,689	12,362	2,145	18,051	(3,638)
Equity in the results	595	(376)	(546)	219	(965)
Operating profit	709,913	434,732	320,612	1,144,645	760,031
Non-operating income (expenses), net	(7,998)	(5,226)	(5,500)	(13,224)	(6,178)
Income before taxes and participations	701,915	429,506	315,112	1,131,421	753,853
Provision for income tax and social contribution	(142,820)	(81,595)	(71,890)	(224,415)	(175,561)
Deferred income tax	(25,133)	(27,515)	199,230	(52,648)	219,288
Statutory participations and contributions	(6,909)	(7,542)	(4,204)	(14,451)	(8,458)
Net income for the period	527,053	312,854	438,248	839,907	789,122

Net income per share - R$	3.32	1.97	2.76	5.29	4.97
Book value per share - R$	22.94	20.63		22.94
Number of outstanding shares (thousands)	158,652	158,652	158.652	158,652	158.652

GERDAU AÇOMINAS S.A. – UNCONSOLIDATED

STATEMENT OF CASH FLOWS

Corporate legislation - R$ thousand	2Q2004	1Q2004	1 half 2004
Net income for the period	527,053	312,854	839,907
Equity in the results	(595)	376	(219)
Provision for credit risks	4,771	1,888	6,659
Gain and/or loss on sale of fixed assets	4,463	5,248	9,711
Gain and/or loss on sale of investments	3,561	—	3,561
Monetary and exchange variations	126,237	50,513	176,750
Depreciation and amortization	158,913	98,650	257,563
Income tax and social contribution	75,263	77,396	152,659
Interest on debt	51,863	49,593	101,456
Contingencies / judicial deposits	7,680	8,549	16,229
Changes in trade accounts receivable	(214,306)	(181,766)	(396,072)
Changes in inventories	(118,823)	(58,784)	(177,607)
Changes in suppliers	93,679	70,012	163,691
Other operating activity accounts	80,848	17,255	98,103
Net cash provided by operating activities	800,607	451,784	1,252,391
Purchase/sale of fixed assets	(206,412)	(139,992)	(346,404)
Increase in deferred charges	(3,012)	(2,111)	(5,123)
Purchase/sale of investments	(1,276)	(3,002)	(4,278)
Interest on capital received/profits distribution	5	182	187
Cash used in investing activities	(210,695)	(144,923)	(355,618)
Fixed assets suppliers	3,339	(1,811)	1,528
Working capital financing	415,186	109,585	524,771
Increase in financing for permanent assets	148,690	44,159	192,849
Amortization of financing of permanent assets	(480,331)	(187,660)	(667,991)
Payment of interest	(55,397)	(45,542)	(100,939)
Loans with related parties	(217,037)	43,662	(173,375)
Payment of dividends/interest on capital and participations	(103,204)	(293,444)	(396,648)
Net cash used in financing activities	(288,754)	(331,051)	(619,805)
Change in cash balance	301,158	(24,190)	276,968
Cash balance
At the beginning of the period	155,076	179,266	179,266
At the end of the period	456,234	155,076	456,234
Composition of final cash
Marketable securities	391,238	81,765	391,238
Cash and banks	64,996	73,311	64,996

GERDAU AÇOMINAS S.A. – CONSOLIDATED

BALANCE SHEET

Corporate legislation - R$ thousand	Jun.04	Mar.04
TOTAL ASSETS	8,580,783	7,876,853
Current assets	3,457,647	2,800,999
Cash and banks	65,608	140,661
Trade accounts receivable	1,191,171	844,569
Tax credits	123,217	138,432
Marketable securities	442,837	165,015
Inventories	1,371,731	1,267,888
Other	263,083	244,434
Long-term receivables	461,499	457,986
Receivables from related parties	37,132	—
Other	424,367	457,986
Permanent assets	4,661,637	4,617,868
Investments	55,140	60,382
Fixed assets	4,588,160	4,542,642
Deferred charges	18,337	14,844

Corporate legislation - R$ thousand	Jun.04	Mar.04
TOTAL LIABILITIES	8,580,783	7,876,853
Current liabilities	2,594,952	2,907,814
Loans and financing	1,305,994	1,713,792
Suppliers	649,229	540,568
Taxes, charges and contributions	258,085	199,492
Dividends/interest on capital payable	198,366	91,996
Payables to related parties	—	184,020
Other	183,278	177,946
Long-term liabilities	2,346,973	1,695,841
Loans and financing	2,251,099	1,611,633
Other	95,874	84,208
Minority interest	—	—
Shareholders’ equity	3,638,858	3,273,198
Paid-up capital	2,340,576	2,340,576
Capital reserves	180,014	131,989
Revenue reserves	590,982	60,222
Retained earnings	527,286	740,411

GERDAU AÇOMINAS S.A. – CONSOLIDATED

STATEMENT OF INCOME

Corporate legislation - R$ thousand	2Q2004	1Q2004	2Q2003	1 half 2004	1 half 2003
			Pro forma		Pro forma
GROSS SALES	3,353,949	2,596,702	2,201,037	5,950,651	4,319,925
Gross sales deductions	(743,421)	(589,649)	(431,526)	(1,333,070)	(842,905)
Net sales	2,610,528	2,007,053	1,769,511	4,617,581	3,477,020
Cost of sales	(1,480,408)	(1,262,154)	(1,125,114)	(2,742,562)	(2,114,513)
Gross profit	1,130,120	744,899	644,397	1,875,019	1,362,507
Net operating expenses	(420,213)	(310,222)	(323,765)	(730,435)	(602,844)
Selling expenses	(96,994)	(87,820)	(82,402)	(184,814)	(151,439)
General and administrative	(169,282)	(140,575)	(113,416)	(309,857)	(224,229)
Financial income	40,098	17,417	(25,555)	57,515	(29,665)
Financial expenses	(199,938)	(111,045)	(103,558)	(310,983)	(192,530)
Other operating income (expenses)	6,166	12,405	2,154	18,571	(3,623)
Equity in the results	(263)	(604)	(988)	(867)	(1,358)
Operating profit	709,907	434,677	320,632	1,144,584	759,663
Non-operating income (expenses)	(7,992)	(5,296)	(5,510)	(13,288)	(6,188)
Income before taxes and participations	701,915	429,381	315,122	1,131,296	753,475
Provision for income tax and social contribution	(143,252)	(82,007)	(71,890)	(225,259)	(175,561)
Deferred income tax	(24,701)	(26,978)	199,220	(51,679)	219,666
Statutory participations and contributions	(6,909)	(7,542)	(4,204)	(14,451)	(8,458)
Net income for the period	527,053	312,854	438,248	839,907	789,122

Majority interest	527,053	312,854	438,248	839,907	789,122
Minority interest	—	—	—	—	—

GERDAU AÇOMINAS S.A. – CONSOLIDATED

STATEMENT OF CASH FLOWS

Corporate legislation - R$ thousand	2Q2004	1Q2004	1 half 2004
NET INCOME FOR THE PERIOD	527,053	312,854	839,907
Equity in the results	263	604	867
Provision for credit risks	4,771	1,888	6,659
Gain and/or loss on sale of fixed assets	4,456	5,289	9,745
Gain and/or loss on sale of investments	3,561	—	3,561
Monetary and exchange variations	126,703	50,725	177,428
Depreciation and amortization	160,631	100,932	261,563
Income tax and social contribution	75,756	75,867	151,623
Interest on debt	53,033	50,041	103,074
Contingencies / judicial deposits	7,407	8,547	15,954
Changes in trade accounts receivable	(346,706)	(88,663)	(435,369)
Changes in inventories	(122,532)	(62,186)	(184,718)
Changes in suppliers	119,983	44,089	164,072
Other operating activity accounts	79,990	16,094	96,084
Net cash provided by operating activities	694,369	516,081	1,210,450
Purchase/sale of fixed assets	(208,002)	(142,957)	(350,959)
Increase in deferred charges	(3,678)	(2,637)	(6,315)
Purchase/sale of investments	724	(2)	722
Cash used in investing activities	(210,956)	(145,596)	(356,552)
Fixed assets suppliers	3,471	(1,813)	1,658
Working capital financing	421,803	105,080	526,883
Permanent asset financing	148,708	44,488	193,196
Amortization of permanent asset financing	(481,412)	(188,896)	(670,308)
Payment of interest	(55,597)	(45,880)	(101,477)
Loans with related parties	(219,794)	56,324	(163,470)
Payment of dividends/interest on capital and participations	(103,198)	(292,963)	(396,161)
Net cash used in financing activities	(286,019)	(323,660)	(609,679)
Change in cash balance	197,394	46,825	244,219
Cash balance
At the beginning of the period	305,676	258,327	258,327
Exchange effect on cash	5,375	524	5,899
At the end of the period	508,445	305,676	508,445
Composition of final cash
Marketable securities	442,837	165,015	442,837
Cash and banks	65,608	140,661	65,608

NOTES TO THE QUARTERLY INFORMATION

NOTE 1 -               OPERATIONS

Gerdau Açominas S.A. is a company of the Gerdau Group dedicated mainly to the production of common and special steel rods and to the selling of general steel products (flat and rods), through plants located in Brazil, Uruguay, Chile, Canada, Argentina and the United States of America.

The Gerdau Group has an installed capacity of 14.7 million metric tons of coarse steel per year, producing steel in electrical furnaces, from scrap and pig iron acquired, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steel. It is the largest scrap recycling company in Latin America and it is among the largest recycling companies in the world.

The industrial sector is the Company’s most important market, where manufacturers of consumer goods, such as vehicles and household and commercial appliances, basically use profiled steel in the various specifications available. The next most important market is the civil construction sector, which demands a high volume of rods and grids for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

NOTE 2 -                                             PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared in conformity with accounting practices adopted in Brazil, together with the rules established by the Brazilian Securities Commission (CVM).

NOTE 3 -                                             SIGNIFICANT ACCOUNTING PRACTICES

a)         Cash and banks and financial investments – financial investments, recorded in marketable securities, are recorded at cost plus income accrued up to the date of the Quarterly Information, using the interest rates agreed with the financial institutions, and do not exceed the market value;

b)         Customers – are stated at realizable values, and trade accounts receivable from foreign customers are adjusted based on exchange rates effective at the date of the Quarterly Information. The provision for credit risks was calculated based on a credit risk analysis, which included the history of losses, the individual situation of customers and the economic group to which they belong, the collateral and guarantees and the legal advisors’ opinion, and is considered sufficient to cover expected losses on amounts receivable;

c)         Inventories – are stated at the lower of market value and average production or purchase cost;

d)         Investments in subsidiaries – are accounted for using the equity method. The result of the equity adjustment is recorded in an operating results account;

e)         Fixed assets – are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis, at rates which take into consideration the estimated useful lives of assets. Interest on financing used to finance construction in progress is added to the cost of construction;

f)           Deferred charges – amortization is calculated on the straight-line basis, at rates determined based on the actual production of the implemented projects in relation to their installed capacities;

g)        Financing – is stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts that are linked to the loan agreements are classified together with the related loans;

h)        Income tax and social contribution – current and deferred income tax and social contribution are calculated in accordance with the legislation in force;

i)           Other current and long-term assets and liabilities – are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation readjustments (liabilities), when applicable;

j)           Translation of foreign currency balances – the criterion used for asset and liability balances in foreign currency is the translation to local currency (R$) at the foreign exchange rate in effect at the date of the closing of Quarterly Information (June 30, 2004 - US$ 1.00 = R$ 3.1075 and March 31, 2004 – US$ 1.00 = R$ 2.9086).

NOTE 4 -                                             CONSOLIDATED QUARTERLY INFORMATION

a)             The quarterly information at June 30, 2004 include the accounts of Gerdau Açominas S.A. and its directly controlled subsidiaries listed below:

Consolidated Company	Percentage	Shareholders’ equity
Margusa - Maranhão Gusa S.A.	100	56,155
Armafer Serviços de Construção Ltda.	100	45,807
Açominas Com. Imp. Exp. S.A.- Açotrading	100	22,586
Gerdau Açominas Overseas Ltd.	100	8,387
Florestal Itacambira S.A.	100	7,485

b)             The more significant accounting practices used in preparing the consolidated Quarterly Information are as follows:

I)                    Gerdau Açominas S.A. and its subsidiaries adopt consistent practices to record their transactions and value their assets and liabilities. The financial statements of the subsidiary Açominas Overseas Ltd. were translated using the exchange rate in effect at the date of the Quarterly Information and were adjusted to be in conformity with accounting practices adopted in Brazil;

II)                Balance sheet balances arising from transactions between consolidated companies have been eliminated.

c)              Due to the operational integration with Gerdau S.A. on November 28, 2003, presented below is the pro forma statement of income, showing the results of the Company as if this integration had occurred on January 1, 2003:

PROFORMA STATEMENT OF INCOME – GERDAU AÇOMINAS S.A.

6/30/2003
Gross sales	4,305,114
Gross sales deductions	(841,909)
Net sales	3,463,205
Cost of sales	(2,100,195)
Gross profit	1,363,010
Selling expenses	(151,300)
General and administrative expenses	(222,937)
Financial income	(37,178)
Financial expenses	(186,961)
Equity in the results	(965)
Other operating income (expenses)	(3,638)
Operating profit	760,031
Non-operating result	(6,178)
Provision for income tax and social contribution	43,727
Management participation	(8,458)
Net income for the period	789,122

d)                           The Company has goodwill, which is amortized upon the realization of future results, limited to ten years, as follows:

	Company	Consolidated
Goodwill in the investment account
Balance at 3/31/2004 (based on expectation of future profitability)	37,349	37,349
(-) Portion amortized in the period	(958)	(958)
Balance at 6/30/2004 (based on expectation of future profitability)	36,391	36,391

The goodwill composition by subsidiary is explained in Note 7a

NOTE 5 -                                             TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	6/30/2004	3/31/2004	6/30/2004	3/31/2004
Trade accounts receivable in Brazil	756,620	628,970	761,248	631,968
Trade accounts receivable from Brazilian exports	538,220	442,002	500,010	277,916
Provision for credit risks	(70,087)	(65,315)	(70,087)	(65,315)
	1,224,753	1,005,657	1,191,171	844,569

NOTE 6 -                                             INCOME TAX AND SOCIAL CONTRIBUTION

a) Adjustments to income tax (IR) and social contribution (CS) in results:

	Company			Consolidated
	6/30/2004			6/30/2004
	IR	CS	Total	IR	CS	Total
Income before income tax and social contribution, after statutory participation	1,116,970	1,116,970	1,116,970	1,116,845	1,116,845	1,116,845
Nominal rates	25%	9%	34%	25%	9%	34%
Income tax and social contribution expenses at nominal rates	(279,243)	(100,527)	(379,770)	(279,211)	(100,516)	(379,727)
Tax effect on:
- equity adjustment	55	20	75	(217)	(78)	(295)
- interest on capital	38,179	13,744	51,923	37,700	13,572	51,272
- permanent differences (net)	38,506	12,203	50,709	39,328	12,484	51,812
Income tax and social contribution in results	(202,503)	(74,560)	(277,063)	(202,400)	(74,538)	(276,938)
Current	(164,619)	(59,796)	(224,415)	(165,228)	(60,031)	(225,259)
Deferred	(37,884)	(14,764)	(52,648)	(37,172)	(14,507)	(51,679)

b) Composition of deferred income tax and social contribution assets and liabilities, at nominal rates:

	ASSETS
	Company - 6/30/2004		Consolidated - 6/30/2004
	IR	CS	IR	CS
Income tax losses	239,661	—	242,154	—
Social contribution losses	—	70,156	—	71,205
Provision for contingencies	7,700	2,772	8,064	2,783
Commissions/other	5,545	1,996	5,545	1,996
Provision for losses	76,665	27,600	76,665	27,600
Total	329,571	102,524	332,428	103,584
Current	70,887	25,519	70,887	25,518
Long-term	258,684	77,005	261,541	78,066

	LIABILITIES
	Company - 6/30/2004		Consolidated - 6/30/2004
	IR	CS	IR	CS
Inflationary effect	20,697	—	20,697	—
Current	20,697	—	20,697	—

The tax benefits recognized on tax losses and social contribution losses, as well as on the provision for losses, both in the Company and consolidated, are supported by projections of future taxable income at present value, based on technical studies of feasibility, approved by management. These studies considered the history of the Company’s profitability and the perspective of maintaining future profitability, permitting estimated realization of these tax benefits in a period not over ten years. The other credits, based on temporary differences, mainly tax contingencies, were maintained according to their probability of realization.

c) Estimated recovery of deferred income tax and social contribution assets:

	Company – 6/30/2004	Consolidated - 6/30/2004
2004	51,986	51,986
2005	93,302	93,302
2006	87,280	89,840
2007	87,195	87,687
2008	73,438	74,049
2009	9,330	9,584
2010 to 2012	20,026	20,026
2013	9,538	9,538
	432,095	436,012

NOTE 7 -                                             INVESTMENTS IN SUBSIDIARIES, ASSOCIATED AND RELATED PARTIES

a) INVESTMENT BALANCES

	Company
	6/30/2004				3/31/2004
		Deposit for
		future capital
	Investment	increase	Goodwill	Total	Total
Subsidiaries:
Açominas Com. Imp. e Export. S.A. - Açotrading	22,586	—	—	22,586	22,589
Gerdau Açominas Overseas Ltd.	8,387	—	—	8,387	7,602
Florestal Itacambira S.A.	7,485	—	—	7,485	7,287
Armafer Serviços de Construção Ltda.	45,807		—	45,807	43,403
MARGUSA - Maranhão Gusa S.A.	56,155	—	36,391	92,546	92,031
Other	2,223	1,685	—	3,908	3,898
	142,643	1,685	36,391	180,719	176,810
Other investments	13,629	—	—	13,629	17,928
	156,272	1,685	36,391	194,348	194,738

	Consolidated
	6/30/2004			3/31/2004
	Investment	Goodwill	Total	Total

Margusa - Maranhão Gusa S.A.	—	36,391	36,391	37,349
MRS Logística S.A.	4,772	—	4,772	4,772
Joint venture accounts	9,930	—	9,930	9,934
Other investments	4,047	—	4,047	8,327
	18,749	36,391	55,140	60,382

b) Changes in investments

	Company
	Balance 3/31/2004	Equity in the results (*)	Capitalization/ Sale	Deposit for future capital increase	Dividends	Balance 6/30/2004

Açominas Com. Imp. E Export. S.A. - Açotrading	22,589	(3)	—	—	—	22,586
Gerdau Açominas Overseas Ltda.	7,602	785	—	—	—	8,387
Florestal Itacambira S.A.	7,287	198	—	—	—	7,485
Armafer Serviços de Construção Ltda.	43,403	(900)	6,304	(3,000)	—	45,807
Margusa - Maranhão Gusa S.A.	92,031	515	—	—	—	92,546
Other	21,826	—	(4,294)	9	(4)	17,537
	194,738	595	2,010	(2,991)	(4)	194,348

(*) Includes amortization of goodwill

c) INFORMATION ON INVESTMENTS

	Company - 6/30/2004
	Capital	Shareholders’ equity	Net income (loss)	% holding in capital	Quotas held	Shares held
Subsidiaries:
Açominas Com. Imp. e Export. S.A. - Açotrading	17,689	22,586	(5)	100%	—	400,000
Gerdau Açominas Overseas Ltda.	155	8,387	316	100%	50,000	—
Florestal Itacambira S.A.	5,790	7,485	274	100%	—	158,985
Armafer Serviços de Construção Ltda.	41,035	45,807	(1,967)	100%	41,034,861	—
Margusa - Maranhão Gusa S.A.	10,702	56,155	2,469	100%	—	10,701,559

d) COMPOSITION OF LOAN BALANCES

	Company		Consolidated
	6/30/2004	3/31/2004	6/30/2004	3/31/2004

Gerdau S.A.	15,150	(18,719)	15,150	(18,719)
Fundação Gerdau	16,609	15,411	16,437	15,408
Armafer Serviços de Construção Ltda.	233	565	—	—
Seiva S.A. - Florestas e Indústrias	(2,017)	444	(2,017)	444
GTL Brasil Ltda.	—	(15,317)	—	(15,317)
Florestal Rio Largo Ltda.	(9,969)	(6,870)	(9,969)	(6,870)
Metalúrgica Gerdau S.A.	17,624	7,937	17,624	7,937
Açominas Com. Imp. e Export. S.A. - Açotrading	(13,915)	(13,918)	—	—
Margusa - Maranhão Gusa S.A.	12,096	13,263	—	—
GTL Financial Corp	—	(168,580)	—	(168,580)
Other	(785)	1,556	(93)	1,677
TOTAL	35,026	(184,228)	37,132	(184,020)

Financial income (expenses)	(41)	(2,258)	1,460	(1,818)

The loan contracts between the companies in Brazil are subject to the weighted average rate of funds in the market. The loan contracts with foreign companies are subject to interest charges (LIBOR + 3% p.a.) plus exchange variation.

e)TRANSACTIONS WITH RELATED PARTIES

	Company - 6/30/2004
	Sales	Expenses	Accounts receivable

Gerdau Açominas Overseas Ltd. (*)	1,753,783	—	531,398
Armafer Serviços de Construção Ltda.	216	—	44
Gerdau Laisa S.A.	63	—	74
Gerdau AZA S.A.	565	—	204
Sipar Aceros S.A.	—	—	776
Indac - Ind. Adm. e Comércio S.A. (**)	—	3,651	—

Sales and purchase of inputs and products are carried out on the same conditions and terms as transactions with unrelated third parties.

(*) Transactions carried out due to securitization arrangements.

(**) Payment of guarantees for sureties in financing contracts.

NOTE 8 -                                             DEFERRED CHARGES

Deferred charges (Company and consolidated) comprise pre-operating expenses for reforestation, research, development and restructuring projects.

NOTE 9 -                                             LOCAL AND FOREIGN FINANCING

Financing is as follows:

	Annual	Company		Consolidated
	charges (%)	6/30/2004	3/31/2004	6/30/2004	3/31/2004
SHORT-TERM
Working capital financing (R$)	10.02% to 13.57%	3,888	1,640	3,888	1,640
Fixed assets financing (R$)	12.00%	279	1,106	279	1,106
Investment financing (R$)	CDI	4,500	4,500	4,500	4,500
Investment financing (US$)	US$	4,524	16,937	4,524	16,937
Working capital financing (US$)	1.36% to 10.50%	569,761	991,187	576,300	991,187
Fixed assets financing and other (US$)	US$	46,754	—	46,754	—
Short-term portion of long-term financing		663,637	693,234	669,749	698,422
		1,293,343	1,708,604	1,305,994	1,713,792

LONG-TERM
Fixed assets financing and other (R$)	4.00% to 9.52%	535,363	537,685	549,012	552,167
Investment financing (R$)	IGPM +8.5%	32,242	33,433	32,242	33,433
Fixed assets financing and other (US$)	3.44%	681,076	619,455	683,077	621,329
Working capital financing (US$)	3.03% to 11.13%	1,656,517	1,103,127	1,656,517	1,103,126
(-) Short-term portion		(663,637)	(693,234)	(669,749)	(698,422)
		2,241,561	1,600,466	2,251,099	1,611,633
Total financing		3,534,904	3,309,070	3,557,093	3,325,425

Summary by currency:

	Company		Consolidated
	6/30/2004	3/31/2004	6/30/2004	3/31/2004
Real (R$)	576,272	578,364	589,921	592,846
U.S. dollar (US$)	2,958,632	2,730,706	2,967,172	2,732,579
	3,534,904	3,309,070	3,557,093	3,325,425

The schedule for payment of the long-term portion of financing is as follows:

	Company	Consolidated
In 2005	164,261	166,364
In 2006	520,969	524,110
In 2007	404,366	406,053
In 2008	538,921	539,944
In 2009	297,996	298,637
After 2009	315,048	315,991
	2,241,561	2,251,099

a) Events during the quarter

On June 3, 2004, the placement of the second tranche of US$ 128 million was concluded, related to the Export Notes Receivable Program in the total amount of US$ 400 million, equivalent to R$ 397,760 and R$ 1,243,000, respectively, at the date of the Quarterly Information. This joint operation with Gerdau S.A. was placed with interest of 7.321% p.a., and final maturity in April 2012, a two-year grace period and quarterly amortization as from July 2006.

b) Guarantees

The loans contracted under the FINAME/BNDES program are backed by the financed assets of the Company. The other loans are backed by sureties from controlling shareholders, on which the Company pays remuneration of 1% p.a. on the guaranteed amount.

c) Covenants

In the place of the tangible collateral usually required, certain financial covenants must be observed, as follows:

I) Consolidated Interest Coverage Ratio – measures the debt service payment capacity in relation to the Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA);

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to the EBITDA.

All covenants mentioned above are calculated on a consolidated basis at the Gerdau S.A. level and have been observed. The penalty for non-compliance is the accelerated maturity of the contracts.

NOTE 10 -                                      FINANCIAL INSTRUMENTS

a) General comments - Gerdau Açominas S.A. and its subsidiaries enter into transactions involving financial instruments, the risks of which are managed through financial position strategies and exposure limit controls. All instruments are fully recognized in the books and are restricted to the instruments listed below:

• financial investments – are recognized at their redemption value as of the date of the Quarterly Information;

• investments and loans among subsidiaries and related parties – are explained and presented in Note 7;

• financing – is explained and presented in Note 9;

• financial derivatives –in order to minimize the effects of fluctuations in foreign exchange rates on its liabilities, Gerdau Açominas S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the Interbank Deposit Rate (CDI). Swap contracts are listed below:

Company and consolidated
Contract date	Purpose	Amount US$ thousand	Rate	Maturity
5.08.2002 to 8.08.2002	Suppliers	100,000	100,00% of CDI	7.01.2004 to 7.28.2004
3.30.2001 to 8.13.2003	Import	3,444	95,00% to 100,00% of CDI	9.30.2004 to 10.6.2004
7.16.2001 to 5.07.2002	Prepayment	43,708	85,55% to 100,00% of CDI	7.13.2004 to 3.01.2006
2.20.2002 to 5.14.2003	Resolution 2770	54,000	106,00% of CDI	6.20.2005
2.19.2003	Resolution 4131	3,300	85,70% of CDI	2.04.2005

b) Market value – the market values of financial instruments are as follows:

	Company
	6/30/2004		3/31/2004
	Book value	Market value	Book value	Market value
Financial investments	391,238	391,238	81,765	81,765
Eurobonds	—	—	389,985	379,337
Securitization financing	730,714	730,714	—	—
Import financing	675,584	675,509	622,303	608,135
Prepayment financing	925,804	920,779	835,324	851,880
Financing resolution 2770	222,965	211,968	267,803	302,325
ACC financing	332,101	332,101	586,952	625,261
Financing resolution 4131	14,695	14,059	14,249	18,087
Other financing	633,041	630,759	592,453	592,454
Investments	194,348	194,348	194,738	194,738
Related parties (assets)	35,026	35,026	—	—
Related parties (liabilities)	—	—	184,228	184,228

	Consolidated
	6/30/2004		3/31/2004
	Book value	Market value	Book value	Market value
Financial investments	442,837	442,837	165,015	165,015
Eurobonds	—	—	389,985	379,337
Securitization financing	730,714	730,714	—	—
Import financing	677,586	677,511	624,177	610,009
Prepayment financing	925,804	920,779	835,324	851,880
Financing resolution 2770	222,965	211,968	267,803	302,325
ACC financing	338,640	338,640	586,952	625,261
Financing resolution 4131	14,695	14,059	14,249	18,087
Other financing	646,689	644,407	606,934	606,935
Investments	55,140	55,140	60,382	60,382
Related parties (assets)	37,132	37,132	—	—
Related parties (liabilities)	—	—	184,020	184,020

The market value of swap contracts was obtained based on projections of future results for each contract, calculated based on the forward U.S. dollar + coupon (assets) and forward CDI (liabilities) and discounted to present value at the date of the Quarterly Information using the future CDI rate projected for each maturity. Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the “Financial expenses/income, net” account, and are stated at cost plus accrued charges up to the date of the Quarterly Information.

The Company believes that the balances of other financial instruments, which are recognized in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s business

Price risk: this risk is related to the possibility of price variations of the products that the Company sells or in the prices of raw materials and other inputs used in the production process. Since the Company operates in a commodity market, its sales revenue and cost of sales may be affected by the changes in the international prices of its products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to assets (investments) and liabilities. In order to minimize possible impacts resulting from interest rate fluctuations, the Company has adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts to adjust them to the market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In order to manage the effects of these fluctuations, the Company uses “hedge” instruments, usually swap contracts, as described in item “a” above.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales or credit instruments at financial institutions. In order to minimize this risk, the Company adopts the procedure of analyzing in detail the financial and equity position of its customers, establishing a credit limit and constantly monitoring balances.  In relation to financial investments, the Company invests solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Company’s credit committee.

NOTE 11 -                                      FINANCIAL INCOME (EXPENSES), NET

	Company	Consolidated
	6/30/2004	6/30/2004
Financial income
Financial investments	7,552	8,006
Interest received	15,420	13,049
Monetary variations on assets	1,676	1,911
Exchange variations on assets	11,635	12,113
Other financial income	22,264	22,436
Total financial income	58,547	57,515

Financial expenses
Interest on debt	(104,102)	(103,262)
Monetary variations on liabilities	(17,264)	(17,559)
Exchange variations on liabilities	(209,673)	(210,056)
Exchange swap on liabilities	38,129	38,129
Other financial expenses	(20,798)	(18,235)
Total financial expenses	(313,708)	(310,983)

NOTE 12 -                                      PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to labor, civil, and tax processes. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and the final decisions will not have significant effects on the financial position at June 30, 2004.

The balances of contingencies, net of the related judicial deposits, are as follows:

	Company		Consolidated
	6/30/2004	3/31/2004	6/30/2004	3/31/2004
Tax contingencies	20,645	25,621	20,753	25,731
Labor contingencies	26,088	11,810	26,088	11,810
Civil contingencies	6,089	5,727	6,089	5,727
Total	52,822	43,158	52,930	43,268

I) Tax contingencies

a) Contingent liabilities provided

a.1) R$ 208,617 (Company and consolidated) related to Corporate Income Tax and Social Contribution on Net Income being questioned in an injunction currently in progress in the Federal Court of Appeals (TRF) of the 1st Region. The Company claims the recognition of the right to pay the referred taxes after the offset of tax losses without observing the limit of 30% of the taxable income. The amounts discussed are being fully paid in court.

a.2) R$ 8,322 (Company) and 8,365 (consolidated), related to the Emergency Capacity Charge (ECE), and R$ 3,734 (Company) and 3,794 (consolidated), related to the Extraordinary Tariff Recomposition (RTE), included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceará, Minas Gerais, Rio de Janeiro, São Paulo, Paraná, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

a.3) R$ 16,015 (Company and consolidated) related to amounts for Value Added Tax on Sales and Services (ICMS), the majority of which is related to rights to take credits involving the Finance Secretariat and the State Courts of the First Instance in the state of Minas Gerais.

a.4) R$ 1,175 (Company and consolidated) related to a lawsuit regarding the Government Severance Indemnity Fund for Employees (FGTS) surcharges, which arose from the changes introduced by the Complementary Law 110/01. Currently, the corresponding court injunction is awaiting judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

a.5) R$ 10,553 (Company and consolidated) related to lawsuits questioning the position of the National Institute of Social Security (INSS) in terms of charging INSS contributions on profit sharing payments made by the Company, as well as on payments for services rendered by cooperatives. Part of the provision also refers to several INSS assessments in connection with services contracted from third parties, in which the Institute calculated debts related to the last ten years and assessed the Company as jointly responsible. The assessments were challenged administratively and, if sustained, they will be challenged later in annulment proceedings, since Gerdau Açominas understands that the right to demand payment has partially expired, and that, anyway, the Company is not responsible.

a.6) R$ 722 (Company and consolidated) related to Work Accident Insurance (SAT), which is being challenged by the Company in an Action for Annulment in the Federal Justice of the First Instance in Rio de Janeiro.

a.7) R$ 118 (consolidated) related to contributions for the Social Integration Program (PIS) in connection with lawsuits questioning the constitutionality of Law 9718, which changed the calculation basis of this contribution. These suits are in progress in the Federal Regional Court of the 2nd Region.

a.8) R$ 45 (Company and consolidated) related to other tax claims, most of which is deposited in courts.

a.9) The judicial deposits, representing restricted assets of the Company, are related to amounts deposited and maintained in court until the resolution of the corresponding legal matters. The balances of these deposits, which at March 31, 2004 amounted to R$ 228,538 (Company) and R$ 228,651 (consolidated), are classified as a reduction of the provision for tax contingencies recorded in the books.

b) Remote or possible contingent losses, involving great uncertainties in relation to their realization, and which have not been provided for:

b.1) Gerdau Açominas S.A. is defendant in debt foreclosures filed by the state of Minas Gerais, which demand ICMS on the export of semi-finished manufactured products. The total amount demanded is R$ 168,756. The Company did not set up a provision for contingency in relation to this process since it considers the tax demand unfounded, because the products do not fit the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

b.2) Also, R$ 54,763 are being demanded due to the understanding of the Federal Revenue Secretariat that the transactions carried out by the Company under the drawback concession granted by DECEX were not in conformity with the legislation. The Company filed a preliminary administrative defense of the legality of the arrangement, which is pending judgment. Since the tax debt has not been definitely set up, and considering that the arrangement that originated the mentioned demand conforms with the conditions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, the Company considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

c) Contingent tax gains:

c.1) Due to prior favorable decisions by the Courts, the Company expects to recover IPI premium credits. Gerdau Açominas S.A. has filed an injunction claiming the reimbursements of credits, in which there was a ruling unfavorable to the taxpayer. Currently, the process is awaiting the judgment of the appeal on the merits of the case filed by the Company. The Company estimates that the credit amounts to approximately R$ 145,786.

c.2) The Company is plaintiff in a proceeding related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88. The Company expects to recover the taxes overpaid. The Company believes that the amount under discussion totals R$ 62,628.

II) Labor contingencies

The Company is also defending labor proceedings, for which there is a provision of R$ 28,075 (Company and consolidated) at June 30, 2004. None of these lawsuits involve individually significant amounts, and the lawsuits mainly refer to claims for overtime, health hazards and risk premium, among others.

The balances of deposits in court, which, at June 30, 2004, totaled R$ 1,987 (Company and consolidated), are classified as a reduction of the provision for labor contingencies.

III) Civil contingencies

a) Contingent liabilities provided for

The Company is also defending in court civil proceedings arising from the normal course of its operations, including lawsuits arising from workplace accidents, and, at June 30, 2004, has a provision of R$ 7,395 (Company and consolidated) for these proceedings.

At June 30, 2004, the balances of deposits in court totaled R$ 1,306 (Company and consolidated) and are classified as a reduction of the provision for contingencies.

b) Remote or possible contingent losses, involving great uncertainties in relation to their realization, and which have not been provided for:

b.1) A civil lawsuit filed against Gerdau Açominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. At June 30, 2004, the lawsuit amounts to approximately R$ 37,013.

Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim, for termination of the contract and indemnity for breach of contract.

The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais based on expert evidence and interpretation of the contract and the process is now with the High Court of Justice, for the judgment of the appeal.

The Company believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

b.2) A civil lawsuit filed by Sul America Cia. Nacional de Seguros against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383, to settle an insurance claim, which was deposited in court. The insurance company alleges doubt in relation to whom payment should be made and that the Company is resisting in receiving and settling it. The lawsuit was contested both by the Bank (which claimed to have no right over the amount deposited, which resolves the doubt raised by Sul América) and by the Company (which claimed inexistence of doubt and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After pleading, Sul América claimed fault in the Bank’s representation, and the lawsuit is in its initial stage. Based on the opinion of its legal advisors, the Company expects a loss to be remote and that the sentence will declare the amount due within the amount stated in the pleading.

Also, the Company filed, prior to the above-mentioned lawsuit, a lawsuit for the collection of the amount recognized by the insurance companies. The lawsuits are pending. The Company expects favorable outcome to this lawsuit.

The civil lawsuits arise from the accident occurred on March 23, 2002 with the blast furnace regenerators of the Company’s Presidente Arthur Bernardes unit, which resulted in the stoppage of several activities, material damages to the steel mill equipment and loss of profits.

Equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and an advance of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received plus the amount proposed by the insurance company as a complement to settle the indemnity. Subsequently, new amounts were added to the discussion, as stated in the Company’s plea, although not yet recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company’s consolidated financial position are remote.

NOTE 13 -             POST-EMPLOYMENT BENEFITS

a)  Pension Plan – Defined Benefit

The Company and its subsidiary Armafer are the co-sponsors of defined benefit plans that cover substantially all employees in Brazil (“Açominas Plan” and “Gerdau Plan”).

The Açominas Plan is managed by Fundação Açominas de Seguridade Social – Aços, a private supplementary pension entity to complement the social security benefits of employees and retired employees of the Ouro Branco unit. The assets of the Açominas Plan mainly comprise investments in bank deposit certificates, federal public notes, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a private supplementary pension entity to complement the social security benefits of employees and retired employees of the other units of Gerdau Açominas S.A. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public notes and marketable securities.

As a result of the operational integration on November 28, 2003, the assets and liabilities of the Gerdau Plan relating to the employees transferred to Gerdau Açominas S.A., were allocated to the new sponsor, the companies filed a request with the Supplementary Social Security Secretariat to add Gerdau Açominas S.A. as a sponsor of the Retirement and Supplementary Retirement Plans managed by Gerdau – Sociedade de Previdência Privada.

Current expenses of the defined pension plan are as follows:

	Company	Consolidated
	6/30/2004	6/30/2004
Cost of current service	10,182	10,256
Interest cost	32,375	32,607
Expected return of plan assets	(52,191)	(52,573)
Amortization of gain (loss)	(1,579)	(1,612)
Expected contributions of employees	(2,192)	(2,192)
Pension plan cost, net	(13,405)	(13,514)

b)  Pension plan – defined contribution

The Company and its subsidiary Armafer are also the co-sponsors of a defined contribution pension plan administered by Gerdau – Sociedade de Previdência Privada. Contributions are based on a percentage of the compensation of employees.

c)  Other post-employment benefits

The Company estimates that the balance payable, due to employees’ retirement or discharge, amounts to R$ 6,418 at June 30, 2004 (Company and consolidated).

Note 14 - SHAREHOLDERS’ EQUITY

a)  Capital – capital authorized at June 30, 2004 comprises 200,000,000 common shares and 100,000,000 preferred shares, with no par value.

At June 30, 2004, 158,633,709 shares and 17,798 shares were subscribed and paid-up, totaling R$ 2,340,576. Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in terms of profit distributions.

b)  Dividends and interest on capital – At June 30, 2004, the Company credited interest on capital (R$ 74,884) and dividends (R$ 134,536) to shareholders, totaling R$ 209,420 as prepayment of the minimum statutory dividend for the current year. The Company calculated the interest on capital according to the terms established by Law 9249/95 purposes. The related amount was recorded as financial expenses for tax purposes. For financial statement presentation purposes this amount was treated as dividends, not affecting the results. In the first half of 2004, interest on capital and dividends paid in advance on account of the minimum statutory dividend amount to R$ 312,623.

NOTE 15 - STATUTORY PROFIT SHARING

The management’s profit sharing is limited to 10% of net income for the year, after income tax and management compensation.

NOTE 16 - GUARANTEES GRANTED

The Company is the guarantor of the vendor financing of the associated company Banco Gerdau S.A., in the amount of R$ 59,939, at June 30, 2004.

NOTE 17 - SUPPLEMENTARY INFORMATION – STATEMENT OF CASH FLOWS

In order to permit additional analysis, the statement of cash flows prepared using the indirect method is being presented as supplementary information.

	Company	Consolidated
	6/30/2004	6/30/2004
NET INCOME FOR THE PERIOD	839,907	839,907
Equity in results of investees	(219)	867
Provision for credit risks	6,659	6,659
Gain and/or loss on sale of fixed assets	9,711	9,745
Gain and/or loss on sale of investments	3,561	3,561
Monetary and exchange variations	176,750	177,428
Depreciation and amortization	257,563	261,563
Income tax and social contribution	152,659	151,623
Interest on debt	101,456	103,074
Contingencies / judicial deposits	16,229	15,954
Changes in trade accounts receivable	(396,072)	(435,369)
Changes in inventories	(177,607)	(184,718)
Changes in suppliers	163,691	164,072
Other operating activity accounts	98,103	96,084
Net cash provided by operating activities	1,252,391	1,210,450
Purchase/sale of fixed assets	(346,404)	(350,959)
Increase in deferred charges	(5,123)	(6,315)
Purchase/sale of investments	(4,278)	722
Interest on own capital/profit distribution	187	—
Cash used in investing activities	(355,618)	(356,552)
Suppliers of fixed assets	1,528	1,658
Working capital financing	524,771	526,883
Permanent asset financing	192,849	193,196
Amortization of permanent asset financing	(667,991)	(670,308)
Payment of interest on financing	(100,939)	(101,477)
Loans with related parties	(173,375)	(163,470)
Payment of dividends/interest and participations	(396,648)	(396,161)
Net cash used in financing activities	(619,805)	(609,679)
Change in cash balance	276,968	244,219
Cash balance
At the beginning of the period	179,266	258,327
Effect of exchange rate changes on cash	—	5,899
At the end of the period	456,234	508,445
Composition of final cash
Marketable securities	391,238	442,837
Cash and banks	64,996	65,608

NOTE 18 - SUBSEQUENT EVENT

On July 31, 2004, the Company’s Board of Directors approved the prepayment of dividends on account of the third quarter of 2004. Dividends will be calculated and credited to the shareholders of record at July 31, 2004 (R$ 0.936 per common and preferred share), with payment estimated for November 17, 2004 and will be considered as prepayment of the minimum statutory dividend.

********************************

17.01 - Report of Independent Accountants on Limited Reviews – Without Exception

To the Management and Shareholders

Gerdau S.A.

1                                          We have carried out limited reviews of the Quarterly Information (ITR) of Gerdau S.A. and its subsidiaries for the quarters and periods ended June 30 and March 31, 2004 and June 30, 2003. This information is the responsibility of the Company’s management.

2                                          Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3                                          Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4                                          Our reviews were conducted in order to issue a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows, presented to provide additional information on the Company, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our review, we are not aware of any material modifications that should be made for it to be properly presented, in all material respects, in relation to the Quarterly Information (ITR) taken as a whole.

Porto Alegre, August 2, 2004.

PricewaterhouseCoopers	Carlos Alberto de Sousa
Auditores Independentes	Contador CRC 1RJ056561/O-0
CRC 2SP000160/O-5 “F” RJ

Contents

GROUP	EXHIBIT	DESCRIPTION
01	01	IDENTIFICATION
01	02	HEAD OFFICE
01	03	INVESTOR RELATIONS OFFICER (Company mail address)
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS
01	05	CAPITAL COMPOSITION
01	06	CHARACTERISTICS OF THE COMPANY
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR
01	10	INVESTOR RELATIONS OFFICER
02	01	BALANCE SHEET – ASSETS
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY
03	01	STATEMENT OF INCOME
04	01	NOTES TO THE QUARTERLY INFORMATION
05	01	COMMENTS ON THE QUARTERLY PERFORMANCE
06	01	CONSOLIDATED BALANCE SHEET – ASSETS
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY
07	01	CONSOLIDATED STATEMENT OF INCOME
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES
16	01	OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
17	01	REPORT ON LIMITED REVIEWS
		GERDAU INTER. EMPREEND. LTDA.
		GERDAU AÇOMINAS S.A.

* Não destaque * Não destaque * Não destaque * Não destaque *

DEPARTAMENTO DE TRADUÇÕES - REGISTRO DE TRABALHO

Arquivo em MS-Word

DADOS DO TRABALHO
Cliente	- GERDAU S.A.
Tipo de trabalho	- TRADUÇÃO
Idioma	- PORT-ING
Nome do arquivo	- GERitr06.DOC
Código para débito	-
Pedido por: Sócio	-
Gerente	-
Sócio substituto	-
Encaminhar para	- VILMAR BABOT

******************************************************************************

ANDAMENTO

Entrada	- 23/08/2004
Tradução	- IGW 25 e 26.08.04
Correções	- Dari 30.8.2004
Junção dos arquivos	- Dari 31.8.2004
Revisão interna	- GHM 9.9.2004
Correções	- Dari 9.9.04
Cheque/correções	- GCS 9-13.10.04
Revisão a frio	- TL 21.9.2004
Correções	- Dari 21.9.04
Revisão a frio	- GHM 22.9.2004
Correções	- Dari 22.9.04